SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

Target Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 21, 2011

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2010	2009
Assets
Investments:
Cash equivalents	$23,311	$16,700
Commingled funds	4,474,723	3,697,736
Stable Value Fund	1,054,987	938,388
Total investments	5,553,021	4,652,824
Receivables:
Due from broker for securities sold	188,220	50,219
Notes receivable from participants	111,259	90,300
Employer contributions	11,693	9,609
Participant contributions	10,562	10,083
Total receivables	321,734	160,211
Total assets	5,874,755	4,813,035

Liabilities
Payables:
Due to broker for securities purchased	302,825	101,715
Expenses	1,415	1,882
Interest	–	59
Total liabilities	304,240	103,656
Net assets reflecting all investments at fair value	5,570,515	4,709,379
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(29,310)	(10,744)
Net assets available for benefits	$5,541,205	$4,698,635

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2010	2009
Additions
Investment income:
Interest and dividends	$56,587	$45,832
Net realized and unrealized appreciation in fair value of investments	734,480	946,601
Total investment income	791,067	992,433

Interest income on notes receivable from participants	4,594	4,925

Contributions:
Participant contributions	276,342	260,591
Employer contributions	190,098	178,545
Total contributions	466,440	439,136

Total additions	1,262,101	1,436,494

Deductions
Benefits paid to participants	406,687	352,634
Administration fees	12,172	11,265
Trustee fees	672	898
Total deductions	419,531	364,797

Net increase	842,570	1,071,697
Net assets available for benefits:
Beginning of year	4,698,635	3,626,938
End of year	$5,541,205	$4,698,635

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

Employees of Target Corporation (the Company and the Plan Administrator) who meet eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan).

Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act (ERISA) limits. Except for highly compensated participants, participants are allowed to make contributions to the Plan, in any combination of before-tax and/or after-tax contributions. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) of $16,500, plus a $5,500 catch-up for participants age 50 and older, for 2010 and 2009.

Generally, the Company matches 100 percent of each participant’s contribution, up to 5 percent of total compensation. Company match contributions are deposited to the fund option designated by the participant. All actively employed participants are immediately vested in both the participant contributions and the Company’s matching deposits. As of December 31, 2010 and 2009, all investments were participant directed.

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general-purpose loan, both subject to restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Proceeds received from the repayment of loans, including interest, are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment. Interest rates on all loans reflect the prime rate as published by the Wall Street Journal on the first business day of the month the loan is issued, plus 1%. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation and Income Recognition

All investments are carried at fair value. Refer to Note 4 for further details related to the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for further discussion of investment contracts held by the Plan.

Plan Expenses

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses. All other expenses of the Plan are paid by the Company.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants on the statements of net assets available for benefits. Previously loans were classified as investments. ASU 2010-25 was effective for the year ended December 31, 2010, and was required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund

The Stable Value Fund (the Fund) consists of investments in collective trust funds and guaranteed investments contracts (GICs). GICs are investment contracts in which the Plan owns the underlying assets and purchases wrap contracts from independent third parties that provide market value and cash flow risk protection to the Plan. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the GICs as well as the difference between the GICs’ fair value and contract value, or the adjustment to contract value.

The GICs are fully benefit-responsive and are wrapped by two separate insurance companies, which provide guarantees with respect to the return of funds to make distributions from this investment option. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

Contributions to the Fund are invested in a portfolio of collective trust funds, as well as investments in the portfolio underlying the GICs. This portfolio includes short-term investment funds, high-quality short-term and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, other high-credit-quality asset-backed securities, futures, interest rate swaps, and credit default swaps. These investments are measured at fair value, as described in Note 4. Amounts due from broker for securities sold and due to broker for securities purchased, presented on the Plan’s statements of net assets available for benefits, primarily relate to transactions involving the GICs’ underlying portfolio. These amounts are factored into the fair value of the underlying portfolio for purposes of calculating crediting rates and calculating the adjustment from fair value to contract value. The fair value of the wrap contracts is the replacement cost of those contracts. The GICs’ contract value represents the sum of participants’ contributions, plus earnings, less participants’ withdrawals and administrative expenses.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

Participant accounts in the Fund are credited with interest at a fixed rate that is evaluated quarterly. The primary variables affecting the future crediting rates include (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, and (3) the existing difference between the fair value and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the crediting rate may be higher than the current market rates. The insurance contracts cannot credit an interest rate that is less than 1%.

Derivative financial instruments are used by the Fund principally to reduce exposures to interest rate and market risks in the GIC underlying portfolio. The Fund invests in over-the-counter interest rate swaps to mitigate risks of interest rate fluctuations. Over-the-counter futures and credit default swaps are used to hedge exposure to interest rate movements and to manage plan asset allocation.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

Derivative activity of the Fund is within the portfolio underlying the GICs and has no direct impact to the statements of net assets available for benefits or to the statements of changes in net assets available for benefits. The fair value of the derivatives is an input to the calculation of fair value of the Fund on the statements of net assets available for benefits, and realized and unrealized gains and losses on the derivative contracts underlying the portfolio impact the determination of the crediting rate, discussed above.

	December 31, 2010			December 31, 2009
	Net notional amount	Gross derivative assets	Gross derivative liabilities	Net notional amount	Gross derivative assets	Gross derivative liabilities
	(In Thousands)
Interest rate contracts – Futures[a]	$80,216	$–	$–	$9,050	$–	$–
Interest rate contracts – Swaps	67,855	594	(647)	39,600	351	(262)
Credit contracts – Swaps	1,500	–	(14)	–	–	–
Total	$149,571	$594	$(661)	$48,650	$351	$(262)

	Year ended December 31, 2010		Year ended December 31, 2009
	Net realized and unrealized appreciation (depreciation) in the fair value of investments	Average net notional amount	Net realized and unrealized appreciation (depreciation) in the fair value of investments	Average net notional amount
	(In Thousands)

Interest rate contracts – Futures[a]	$2,074	$44,633	$3,845	$28,850
Interest rate contracts – Swaps	(700)	53,728	1,091	41,050
Credit contracts – Swaps	(2)	750	–	–
Total	$1,372	$99,111	$4,936	$69,900

a These investments settle daily; therefore, fair value is zero.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Stable Value Fund (continued)

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events include premature termination of the contracts by the Plan, divestitures, partial plan termination, bankruptcy, significant layoffs or early retirement incentives, and mergers. The Plan Administrator does not consider any of these events probable. The wrap contract issuers cannot terminate the contracts at a value other than contract value, except under specific circumstances, including termination of the Plan or failure to qualify under specific tax code provisions, material misrepresentations by the Plan Administrator or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

The average yields earned by the Fund at December 31, 2010, and 2009, are as follows:

Average Yields for GICs	2010	2009

Based on actual earnings	3.76%	3.52%
Based on interest rate credited to participants	2.83%	2.76%

4. Fair Value Measurements

Fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables represent financial assets measured at fair value:

	Fair Value at December 31, 2010
	Level 1	Level 2	Level 3
	(In Thousands)
Fair value measurements
Cash equivalents	$–	$23,311	$–
Commingled funds:
Target Corporation Common Stock Fund[a]	–	2,225,468	–
Lifecycle funds[b]	–	773,047	–
U.S. government and agency obligations[c]	–	212,736	–
U.S. equities[c]	–	804,817	–
International equities[c]	–	458,655	–
Stable Value Fund[d]:
Collective trust funds	–	229,377	–
Guaranteed investment contracts	–	825,610	–
Total	$–	$5,553,021	$–

	Fair Value at December 31, 2009
	Level 1	Level 2	Level 3
	(In Thousands)
Fair value measurements
Cash equivalents	$–	$16,700	$–
Commingled funds:
Target Corporation Common Stock Fund[a]	–	1,941,696	–
Lifecycle funds[b]	–	575,529	–
U.S. government and agency obligations[c]	–	185,089	–
U.S. equities[c]	–	622,279	–
International equities[c]	–	373,143	–
Stable Value Fund[d]:
Collective trust funds	–	219,327	–
Guaranteed investment contracts	–	719,061	–
Total	$–	$4,652,824	$–

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

[a]

This fund invests in Target Corporation common stock, with an insignificant investment in short-term money market investments. The fund’s objective is to closely track the performance of Target Corporation common stock. The Plan can redeem this investment daily.

[b]

These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, and cash. The Plan can redeem these investments daily. There are currently no redemption restrictions on these investments.

[c]

These categories include investments in passively managed index commingled funds with holdings in U.S. government and agency obligations and domestic and international equity securities. The Plan can redeem these investments daily.

[d]

The Stable Value Fund is a self-managed fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in a portfolio of collective trust funds and GICs. These investments are described in Note 3.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following sets forth the types of assets measured at fair value and a description of the valuation technique for each asset type:

Position Description	Valuation Technique

Cash equivalents/Commingled funds

Valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding.

Stable Value Fund

Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. Fair value of GICs is based on the cumulative value of the underlying investments and the fair value of the wrap contracts provided by the insurance companies. Underlying investments in fixed income securities are primarily valued using prices obtained from independent pricing services. These prices are based on matrix pricing models and quoted prices of securities with similar characteristics. Futures derivatives are initially valued at transaction price, with subsequent valuations based on observable inputs to the valuation model (e.g., underlying investments). Underlying interest rate and credit default swap derivatives are valued using models calibrated to initial trade price. Subsequent valuations are based on observable inputs to the valuation model (e.g., interest rates and credit spreads). Model inputs are only changed when corroborated by market data. A credit risk adjustment is made on each swap using observable market credit spreads. The fair value of the wrap contracts is based on the wrap contract fees provided by the insurance companies, which are observable inputs.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

At December 31, 2010, participants may allocate their investments among 19 investment funds and change their investment elections daily for both existing balances and future contributions.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated in fair value as follows:

Net Appreciation in Fair Value During Year
(In Thousands)
Year ended December 31, 2010:
Commingled funds	$278,602
Target Corporation Common Stock Fund	455,878
$734,480

Year ended December 31, 2009:
Commingled funds	$375,013
Target Corporation Common Stock Fund	571,588
$946,601

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	At December 31,
	2010	2009
	(In Thousands)

Target Corporation Common Stock Fund*	$ 2,225,468	$ 1,941,696
State Street Bank & Trust Co. S&P 500 Index Non-Lending Series Fund*	356,893	302,682
State Street Bank & Trust Co. International Index Non-Lending Series Fund*	286,587	^

*Indicates issuer is a party-in-interest to the Plan.

^Investments did not represent 5% or more of the Plan’s net assets as of this date.

6. Transactions with Parties-in-Interest

During 2010 and 2009, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2010	2009
	(In Thousands)

Number of common shares purchased	6,093	10,440
Cost of common shares purchased	$322,089	$413,052

Number of common shares sold	8,774	11,564
Market value of common shares sold	$472,407	$470,545
Cost of common shares sold	$324,503	$400,329

Number of common shares distributed to plan participants	238	250
Market value of common shares distributed to plan participants	$12,822	$10,432
Cost of common shares distributed to plan participants	$8,815	$8,701

Dividends received (net of pass-through dividends)	$32,723	$19,974

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest (continued)

Certain plan investments are shares of short-term and commingled investment funds managed by State Street Bank, the trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Investment management fees paid by the Plan are included as a reduction of the return earned on each fund.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

8. Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. The Plan’s exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each of the counterparties.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2010	2009
	(In Thousands)
Net assets available for benefits per the financial statements	$5,541,205	$4,698,635
Amounts allocated to withdrawing participants	(1,970)	(2,268)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,310	10,744
Participant contribution receivable accrual	(8,616)	(7,489)
Employer contribution receivable accrual	(5,762)	(5,042)
Net assets available for benefits per the Form 5500	$5,554,167	$4,694,580

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,
2010
(In Thousands)

Benefits paid to participants per the financial statements	$406,687
Amounts allocated to withdrawing participants at December 31, 2009	(2,268)
Amounts allocated to withdrawing participants at December 31, 2010	1,970
Benefits paid to participants per the Form 5500	$406,389

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of participant contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2010	2009
	(In Thousands)
Participant contributions available for benefits per the financial statements	$10,562	$10,083
Participant contribution receivable accrual	(8,616)	(7,489)
Participant contributions available for benefits per the Form 5500	$1,946	$2,594

The following is a reconciliation of employer contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2010	2009
	(In Thousands)
Employer contributions available for benefits per the financial statements	$11,693	$9,609
Employer contribution receivable accrual	(5,762)	(5,042)
Employer contributions available for benefits per the Form 5500	$5,931	$4,567

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of additions to net assets attributed to participant contributions per the financial statements to the Form 5500:

Year Ended December 31,
2010
(In Thousands)
Additions to net assets attributed to participant contributions per the financial statements	$276,342
Change in participant contribution receivable accrual	(1,127)
Additions to net assets attributed to participant contributions per the Form 5500	$275,215

The following is a reconciliation of additions to net assets attributed to employer contributions per the financial statements to the Form 5500:

Year Ended December 31,
2010
(In Thousands)
Additions to net assets attributed to employer contributions per the financial statements	$190,098
Change in employer contribution receivable accrual	(720)
Additions to net assets attributed to employer contributions per the Form 5500	$189,378

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions (reductions) to net assets per the financial statements to total income per the Form 5500:

Year Ended December 31,
2010
(In Thousands)

Total additions to net assets per the financial statements	$1,262,101
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(10,744)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	29,310
Change in participant contribution receivable accrual	(1,127)
Change in employer contribution receivable accrual	(720)
Total income per the Form 5500	$1,278,820

Supplemental Schedule

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

			Investments
Face Amount or Number	Identity of Issue and	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	at Cost(d)	Value(e)

Cash equivalents
23,311,457	*State Street Bank & Trust Co. Short-term Investment Fund	$23,311,457	$23,311,457

Commingled investment funds
43,549,543	*Target Corporation Common Stock Fund	1,414,925,081	2,225,467,830

	Barclays Global Investors
327,961	US Real Estate Index Fund	58,723,712	68,458,510

	Barclays Global Investors
15,441,082	BGI S&P 500 Growth	166,555,448	191,712,711

	*State Street Bank & Trust Co.
6,042,988	Emerging Markets Index Non-Lending Series Fund	138,939,980	172,068,042

	*State Street Bank & Trust Co.
10,270,182	U.S. Inflation Protected Bond Index Non-Lending Series Fund	192,401,419	212,736,549

	*State Street Bank & Trust Co.
16,849,673	S&P 500 Index Non-Lending Series Fund	298,025,820	356,892,928

	*State Street Bank & Trust Co.
20,981,574	International Index Non-Lending Series Fund	243,180,487	286,587,326

	*State Street Bank & Trust Co.
7,967,441	Russell Small Cap Index Non-Lending Series Fund	151,974,955	187,752,749

5,948,011	Blackrock, Inc. LIFEPATH INDEX RETIREMENT FUND	75,387,706	79,346,464
4,756,457	Blackrock, Inc. LIFEPATH INDEX 2015 FUND F	62,568,382	66,828,220
5,731,081	Blackrock, Inc. LIFEPATH INDEX 2020 FUND F	77,131,754	83,501,851
5,889,818	Blackrock, Inc. LIFEPATH INDEX 2025 FUND F	80,996,537	88,700,661
5,869,423	Blackrock, Inc. LIFEPATH INDEX 2030 FUND F	81,892,153	90,741,280
5,959,015	Blackrock, Inc. LIFEPATH INDEX 2035 FUND F	84,574,917	94,450,387
5,956,249	Blackrock, Inc. LIFEPATH INDEX 2040 FUND F	85,844,205	96,550,788
5,112,736	Blackrock, Inc. LIFEPATH INDEX 2045 FUND F	74,810,070	84,769,169
5,216,452	Blackrock, Inc. LIFEPATH INDEX 2050 FUND F	77,716,267	88,158,047
	Total commingled investment funds	3,365,648,893	4,474,723,513

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Wrap Contracts
	American International Life Group Financial
	Products Group Annuity Contract	Baa1/A-	n/a	3.79%	$ n/a	$408,824
	Pacific Mutual Life Insurance Co.
	Group Annuity Contract	A1/A+	n/a	3.79%	n/a	272,496

Underlying Portfolio
10,600,000	10YR INTEREST RATE SWAP FUTURE		3/14/2011	n/a	–	–
(17,200,000)	10YR US TREASURY NOTE FUTURES		3/22/2011	n/a	–	–
8,200,000	10YR US TREASURY NOTE FUTURES		3/22/2011	n/a	–	–
30,800,000	2YR US TREASURY NOTE FUTURES		3/31/2011	n/a	–	–
5,800,000	2YR US TREASURY NOTE FUTURES		3/31/2011	n/a	–	–
30,000,000	2YR US TREASURY NOTE FUTURES		3/31/2011	n/a	–	–
(7,083,900)	30 DAY FEDERAL FUNDS FUTURES		9/30/2011	n/a	–	–
(3,100,000)	30YR US TREASURY BOND FUTURES		3/22/2011	n/a	–	–
(500,000)	30YR US TREASURY BOND FUTURES		3/22/2011	n/a	–	–
2,400,000	30YR US TREASURY BOND FUTURES		3/22/2011	n/a	–	–
24,500,000	5YR INTERST RATE SWAP FUTURES		3/14/2011	n/a	–	–
10,900,000	5YR US TREASURY NOTE FUTURES		3/31/2011	n/a	–	–
15,200,000	5YR US TREASURY NOTE FUTURES		3/31/2011	n/a	–	–
(13,250,000)	90DAY EURODOLLAR FUTURES CME		3/19/2012	n/a	–	–
(250,000)	90DAY EURODOLLAR FUTURES CME		6/13/2011	n/a	–	–
(250,000)	90DAY EURODOLLAR FUTURES CME		12/19/2011	n/a	–	–
(250,000)	90DAY EURODOLLAR FUTURES CME		9/19/2011	n/a	–	–
(250,000)	90DAY EURODOLLAR FUTURES CME		3/14/2011	n/a	–	–
7,500,000	90DAY EURODOLLAR FUTURES CME		3/19/2012	n/a	–	–
(5,000,000)	90DAY EURODOLLAR FUTURES CME		3/14/2011	n/a	–	–
(18,750,000)	90DAY EURODOLLAR FUTURES CME		6/13/2011	n/a	–	–
200,000	ACCESS GROUP INC DE		12/27/2032	1.10%	174,250	177,260
150,000	ACCESS GROUP INC DEL		12/26/2035	1.77%	135,188	137,445
100,000	ACCESS GROUP INC DEL		12/26/2035	1.76%	89,125	90,630
32,969	ACCREDITED MTG LN TR		2/25/2037	0.31%	32,969	32,936
275,000	ACRE 2010 ARTA A2FX		1/14/2029	4.95%	274,999	276,842
450,000	ALLEGHANY CORP		9/15/2020	5.63%	448,340	439,453
1,890,000	ALLY AUTO RECEIVABLES TRUST		3/15/2013	1.00%	1,888,983	1,889,569
250,000	ALTRIA GROUP INC		11/10/2018	9.70%	319,013	329,807
505,000	ALTRIA GROUP INC		8/6/2019	9.25%	624,277	659,045
250,000	AMERICAN EXPR CENTURION		9/10/2012	2.25%	250,000	254,901
1,175,000	AMERICAN EXPRESS CO		9/15/2015	2.75%	1,168,138	1,155,831
125,000	AMERICAN INTL GROUP		12/15/2020	6.40%	124,676	131,151
450,000	AMERICAN INTL GROUP INC		10/1/2015	5.05%	458,600	461,952
165,176	AMERICREDIT AUTOMOBILE RECEIVA		8/6/2012	4.27%	168,641	165,664
1,475,000	AMERICREDIT AUTOMOBILE RECEIVA		10/8/2013	1.22%	1,474,930	1,478,415
390,771	AMERIQUEST MTG SECS INC		11/25/2034	0.56%	391,748	359,605
1,000,000	AMGEN INC		2/1/2011	0.13%	933,750	993,454

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
900,000	AMGEN INC		2/1/2013	0.38%	$903,938	$900,000
200,000	ANGLO AMERICAN CAPITAL		4/8/2019	9.38%	230,750	269,027
100,000	ANGLO AMERICAN CAPITAL		4/8/2014	9.38%	120,079	120,397
135,000	ANHEUSER BUSCH COS INC		3/1/2019	5.00%	139,666	142,957
350,000	ANHEUSER BUSCH INBEV WOR		1/15/2020	5.38%	358,701	379,256
2,225,000	ANHEUSER BUSCH INBEV WOR		10/15/2012	3.00%	2,221,707	2,295,782
375,000	ANHEUSER BUSCH INBEV WOR		1/15/2015	4.13%	374,486	394,956
100,000	ANHEUSER BUSCH INBEV WORLDWIDE		1/15/2014	7.20%	112,239	114,360
250,000	ANHEUSER BUSCH INVEV WORLDWIDE		1/15/2019	7.75%	273,531	311,087
510,000	ARAB REP EGYPT		9/15/2015	4.45%	542,103	558,991
1,070,000	ARKLE 2010 2A 1A1		5/17/2060	1.68%	1,070,000	1,068,585
800,000	ARKLE 2010 2A 1A1		5/17/2060	1.68%	800,000	798,942
1,255,000	ARKLE MASTER ISSUER PLC		2/17/2052	0.37%	1,241,383	1,251,118
1,070,000	ARRMF 2010 1A A1C		5/16/2047	1.58%	1,070,000	1,071,251
285,000	AT+T INC		11/15/2013	6.70%	284,513	323,808
140,000	AT+T INC		8/15/2015	2.50%	139,572	139,508
400,000	AXIS SPECIALTY FINANCE		6/1/2020	5.88%	398,496	399,374
325,000	B A T INTL FIN PLC		11/15/2018	9.50%	324,861	427,691
760,000	BACM 2007 4 A4		2/10/2051	5.74%	816,288	809,539
125,000	BAE SYS HLDGS INC		8/15/2015	5.20%	116,428	133,309
176,645	BANC AMER ALTERNATIVE LN TR		6/25/2019	5.00%	178,053	179,406
890,784	BANC AMER COML MTG INC		11/10/2039	4.43%	869,071	903,226
1,120,823	BANC AMER COML MTG INC		4/11/2037	5.46%	1,157,250	1,135,444
1,835,000	BANC AMER COML MTG INC		7/11/2043	5.12%	1,832,420	1,890,443
68,148	BANC AMER COML MTG INC		3/11/2041	4.34%	66,700	68,715
630,000	BANC AMER COML MTG TR		7/10/2044	5.89%	667,702	672,891
480,000	BANC AMER COML MTG TR		9/10/2047	5.45%	440,400	475,275
795,000	BANC AMER COML MTG TR 2007 2		4/10/2049	5.63%	829,129	824,272
80,035	BANC AMER MTG SECS INC		3/25/2035	5.50%	80,535	80,508
440,156	BANC OF AMERICA COMM MTG INC		4/15/2036	6.50%	488,607	441,622
1,000,000	BANC OF AMERICA COMMERCIAL MTG		5/10/2045	5.74%	1,044,570	1,094,762
2,000,000	BANK N S HALIFAX		7/26/2013	1.45%	1,997,200	2,000,244
825,000	BANK OF AMERICA CORP		7/1/2020	5.63%	858,019	841,081
300,000	BANK OF AMERICA CORP		1/5/2021	5.88%	297,792	310,382
775,000	BANK OF AMERICA CORP		7/1/2020	5.63%	788,360	790,106
150,000	BANK ONE CORP		1/30/2013	5.25%	147,933	160,203
80,000	BANKAMERICA CORP		10/15/2011	7.13%	92,237	83,876
450,628	BCAP LLC TR		2/25/2047	0.36%	450,628	373,452
261,746	BEAR STEARNS ALT A TR		11/25/2034	0.99%	261,746	217,505
155,000	BEAR STEARNS COML MTG SECS TR		10/12/2041	5.54%	169,549	166,877
680,000	BEAR STEARNS COMMERCIAL MORT		1/12/2045	5.47%	638,600	725,755
275,000	BEAR STEARNS COS INC		8/15/2011	5.50%	278,416	283,421
75,000	BEAR STEARNS COS INC		10/2/2017	6.40%	82,549	85,503
550,000	BEAR STEARNS COS INC		2/1/2018	7.25%	575,694	651,784

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
215,000	BEAR STEARNS COS INC		10/2/2017	6.40%	$214,336	$245,108
1,235,000	BEAR STEARNS COS INC MED TERM		8/10/2012	6.95%	1,254,079	1,347,380
240,000	BMW BANK NORTH AMERICA		9/23/2011	1.75%	240,000	242,066
300,000	BOARDWALK PIPELINES LLC		11/15/2016	5.88%	299,213	328,914
250,000	BP CAP MKTS PLC		3/10/2015	3.88%	239,973	257,873
900,000	BP CAPITAL MARKETS PLC		10/1/2020	4.50%	895,059	897,830
940,000	BP CAPITAL MARKETS PLC		3/10/2012	3.13%	939,944	961,189
275,000	BP CAPITAL MARKETS PLC		11/7/2013	5.25%	297,741	297,829
225,000	BP CAPITAL MARKETS PLC		10/1/2020	4.50%	227,198	224,458
(21,000,000)	BRS9XD0V8 IRS USD P F 1.22750		5/7/2012	1.23%	(21,000,000)	(21,233,100)
21,000,000	BRS9XD0V8 IRS USD R V 03MLIBOR		5/7/2012	3M LIBOR	21,000,000	21,008,400
(3,500,000)	BRSA4SXQ9 IRS USD P V 03MLIBOR		6/17/2015	3M LIBOR	(3,500,000)	(3,500,700)
3,500,000	BRSA4SXQ9 IRS USD R F 2.35000		6/17/2015	2.35%	3,500,000	3,565,450
(14,500,000)	BRSAKF1E1 IRS USD P F .69500		9/7/2012	0.70%	(14,500,000)	(14,540,600)
14,500,000	BRSAKF1E1 IRS USD R V 03MLIBOR		9/7/2012	3M LIBOR	14,500,000	14,502,900
(3,400,000)	BRSAN3FW0 IRS USD P F 2.78700		9/20/2020	2.79%	(3,400,000)	(3,270,800)
3,400,000	BRSAN3FW0 IRS USD R V 03MLIBOR		9/20/2020	3M LIBOR	3,400,000	3,400,340
(1,500,000)	BRSARALS2 IRS USD P F 3.37875		10/5/2040	3.38%	(1,500,000)	(1,501,050)
1,500,000	BRSARALS2 IRS USD R V 03MLIBOR		10/5/2040	3M LIBOR	1,500,000	1,319,700
(3,000,000)	BRSAWU5E1 IRS USD P F 2.69500		10/28/2020	2.70%	(3,000,000)	(2,834,100)
3,000,000	BRSAWU5E1 IRS USD R V 03MLIBOR		10/28/2020	3M LIBOR	3,000,000	3,000,000
(1,200,000)	BRSAY2790 IRS USD P F 3.68625		11/3/2040	3.69%	(1,200,000)	(1,073,760)
1,200,000	BRSAY2790 IRS USD R V 03MLIBOR		11/3/2040	3M LIBOR	1,200,000	1,200,720
(1,500,000)	BRSB1TTV2 CDS USD P F 1.00000		12/20/2015	1.00%	(1,500,000)	(1,500,000)
1,500,000	BRSB1TTV2 CDS USD R V 03MEVENT		12/20/2015	n/a	1,511,833	1,497,450
(2,900,000)	BRSB5ASC2 IRS USD P V 03MLIBOR		12/8/2012	3M LIBOR	(2,900,000)	(5,800,580)
2,900,000	BRSB5ASC2 IRS USD R F .66750		12/8/2012	0.67%	2,900,000	5,795,650
(1,500,000)	BRSB5QEG3 IRS USD P V 03MLIBOR		12/9/2040	3M LIBOR	(1,500,000)	(1,500,300)
1,500,000	BRSB5QEG3 IRS USD R F 4.05750		12/9/2040	4.06%	1,500,000	1,490,100
(640,000)	BRSB7LZG9 IRS USD P V 00MUSCPI		12/17/2030	US CPI	(640,000)	(640,128)
640,000	BRSB7LZG9 IRS USD R F 2.94000		12/17/2030	2.94%	640,000	544,576
(815,000)	BRSB7WZU4 IRS USD P V 00MCPI		12/20/2020	US CPI	(815,000)	(815,082)
815,000	BRSB7WZU4 IRS USD R F 2.67500		12/20/2020	2.68%	815,000	767,160
(2,900,000)	BRSB7X113 IRS USD P F .93750		12/20/2012	0.94%	(2,900,000)	(2,909,860)
2,900,000	BRSB7X113 IRS USD R V 03MLIBOR		12/20/2012	3M LIBOR	2,900,000	2,900,290
(5,000,000)	BRSB93F79 IRS USD P V 03MLIBOR		12/22/2020	3M LIBOR	(5,000,000)	(5,000,500)
5,000,000	BRSB93F79 IRS USD R F 3.38750		12/22/2020	3.39%	5,000,000	5,017,500
210,000	CALIFORNIA ST		10/1/2019	6.20%	216,462	217,279
565,000	CALIFORNIA ST		3/1/2022	6.65%	594,920	587,114
675,000	CALIFORNIA ST		3/1/2019	6.20%	698,200	700,299
285,000	CALIFORNIA ST		11/1/2015	3.95%	286,830	284,193
430,000	CALIFORNIA ST		4/1/2039	7.55%	456,486	447,462
25,000	CALIFORNIA ST		10/1/2039	7.30%	25,229	25,359
275,000	CALIFORNIA ST		11/1/2039	7.35%	273,160	280,621

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
425,000	CALIFORNIA ST		3/1/2040	7.63%	$441,453	$447,912
725,000	CANADA GOVT		9/10/2014	2.38%	722,393	747,494
900,000	CANADIAN IMPERIAL BK TORONTO		2/4/2013	2.00%	916,074	916,090
1,000,000	CANADIAN NAT RES LTD		2/1/2013	5.15%	999,710	1,077,706
160,000	CANADIAN NAT RES LTD		5/15/2017	5.70%	159,560	182,425
250,000	CAROLINA FIRST BANK		9/12/2011	1.75%	250,000	252,093
573,443	CARRINGTON MTG LN TR		12/25/2036	0.31%	573,443	520,181
700,000	CATERPILLAR FINANCIAL SE		6/24/2011	1.05%	700,147	702,595
590,000	CD		12/11/2049	5.32%	610,558	611,547
410,000	CD MTG TR		11/15/2044	5.89%	414,828	437,511
400,000	CELLCO PART/VERI WIRELSS		11/15/2018	8.50%	402,559	523,420
240,000	CELLCO PART/VERI WIRELSS		11/15/2018	8.50%	237,444	314,052
380,000	CELLCO PART/VERI WIRELSS		2/1/2014	5.55%	377,557	419,028
175,000	CENOVUS ENERGY INC		11/15/2039	6.75%	183,897	203,874
46,825	CENTEX HOME EQUITY LN TR		4/25/2030	3.86%	46,027	46,815
104,515	CENTEX HOME EQUITY LN TR		6/25/2031	4.48%	104,760	98,108
400,000	CIE FINANCEMENT FONCIER		4/22/2013	2.13%	406,017	403,404
700,000	CIE FINANCEMENT FONCIER		7/23/2012	1.63%	700,976	703,285
1,245,000	CITIBANK OMNI MASTER TRUST		5/16/2016	2.36%	1,259,395	1,260,429
910,000	CITIBANK OMNI MASTER TRUST		8/15/2018	3.01%	951,412	952,772
1,235,000	CITIBANK OMNI MASTER TRUST		8/15/2016	3.35%	1,270,506	1,262,789
69,057	CITIFINANCIAL MTG SECS INC		1/25/2033	5.08%	69,316	58,032
2,000,000	CITIGROUP FUNDING INC		10/22/2012	1.88%	2,007,860	2,040,054
900,000	CITIGROUP FUNDING INC		11/15/2012	1.88%	900,558	918,141
1,290,000	CITIGROUP FUNDING INC		10/22/2012	1.88%	1,317,950	1,315,835
1,570,000	CITIGROUP FUNDING INC		11/15/2012	1.88%	1,567,300	1,601,646
1,150,000	CITIGROUP INC		12/15/2015	4.59%	1,172,742	1,198,885
255,000	CITIGROUP INC		8/12/2014	6.38%	264,876	281,828
475,000	CITIGROUP INC		8/9/2020	5.38%	470,226	493,528
175,000	CITIGROUP INC		7/2/2013	5.85%	177,693	188,877
450,000	CITIGROUP INC		9/15/2014	5.00%	438,491	465,515
150,000	CITIGROUP INC		8/12/2014	6.38%	164,408	165,781
400,000	CITIGROUP INC		8/9/2020	5.38%	403,113	415,603
480,000	CITIGROUP INC		8/15/2017	6.00%	439,923	520,655
290,000	CITIGROUP INC		1/7/2016	5.30%	249,429	307,921
190,000	CITIGROUP INC		9/15/2014	5.00%	196,014	196,551
1,155,071	CITIMORTGAGE ALTERNATIVE LN TR		10/25/2037	6.00%	1,135,760	924,419
155,000	CLOROX CO		10/15/2012	5.45%	154,789	166,239
615,000	CME GROUP INDEX SERVICES		3/15/2018	4.40%	613,770	618,950
255,000	COCA COLA AMATIL LTD		11/2/2014	3.25%	270,351	259,114
500,000	COCA COLA ENTERPRISES INC		5/6/2011	0.89%	501,513	500,995
300,000	COMCAST CABLE COMM HLDGS		11/15/2022	9.46%	415,314	415,074
1,645,000	COMCAST CABLE COMMUNICATIONS		1/30/2011	6.75%	1,752,403	1,651,769
200,000	COMCAST CABLE COMMUNICATIONS		1/30/2011	6.75%	208,702	200,823

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
460,000	COMCAST CORP NEW		1/15/2017	6.50%	$512,886	$530,275
210,000	COMCAST CORP NEW		6/15/2016	4.95%	225,971	226,255
87,389	COMMERCIAL MTG ASSET TR		1/17/2032	6.64%	89,191	87,493
700,000	COMMONWEALTH BANK AUST		12/10/2012	2.50%	712,910	721,463
575,000	COVIDIEN INTL FINANCE SA		6/15/2015	2.80%	573,919	577,124
750,000	CREDIT SUISSE		1/14/2020	5.40%	816,938	765,956
126,697	CREDIT SUISSE FIRST BOSTON		7/25/2033	5.25%	17,777	14,858
1,540,000	CREDIT SUISSE FIRST BOSTON MTG		12/15/2035	4.94%	1,541,444	1,616,381
1,280,000	CREDIT SUISSE FIRST BOSTON MTG		7/15/2035	5.60%	1,267,700	1,341,168
990,000	CREDIT SUISSE FIRST BOSTON MTG		11/15/2036	5.18%	969,891	1,032,266
64,515	CREDIT SUISSE FIRST BOSTON MTG		3/25/2033	2.59%	65,976	56,574
987,413	CREDIT SUISSE FIRST BOSTON MTG		2/15/2039	5.51%	989,654	1,016,426
517,756	CREDIT SUISSE FIRST BOSTON MTG		8/25/2019	5.00%	535,231	526,837
40,281	CREDIT SUISSE FIRST BOSTON MTG		7/15/2036	4.30%	39,690	40,256
275,000	CREDIT SUISSE NEW YORK		8/5/2020	4.38%	274,183	269,995
700,000	CREDIT SUISSE NEW YORK		8/5/2020	4.38%	699,136	687,259
995,000	CROWN CASTLE TOWERS LLC		1/15/2040	6.11%	995,000	1,038,104
383,787	CSFB 2003 27 6A1		11/25/2018	5.00%	393,861	392,626
215,281	CSMC MORTGAGE BACKED TR 2006 8		10/25/2021	6.00%	195,906	180,205
350,000	CVS CAREMARK CORP		6/1/2017	5.75%	346,329	389,428
87,006	CWABS INC		10/15/2028	0.52%	87,089	80,064
86,723	CWABS INC		11/25/2032	4.62%	85,788	86,696
187,083	CWABS INC		6/15/2029	0.51%	186,148	113,285
10,530	CWABS INC		5/25/2033	1.12%	10,553	8,545
404,923	CWABS TR		7/25/2037	0.31%	404,923	392,622
444,635	CWALT INC		1/25/2046	0.52%	444,628	264,934
27,165	CWALT INC		2/25/2034	5.50%	27,301	27,454
31,475	CWALT INC		3/25/2034	0.66%	31,337	31,474
139,759	CWMBS INC		2/25/2035	0.79%	139,759	117,398
162,417	CWMBS INC		6/25/2033	0.81%	160,792	159,803
243,625	CWMBS INC		6/25/2033	4.50%	245,452	247,938
700,000	DAIMLERCHRYSLER NTH AMER HLDG		9/8/2011	5.75%	695,079	723,297
400,000	DANSKE BANK A S		5/10/2012	2.50%	408,996	409,751
310,000	DCP MIDSTREAN LLC		3/15/2019	9.75%	351,332	400,619
145,000	DEVON FING CORP U L C		9/30/2011	6.88%	152,570	151,483
1,845,000	DEXIA CREDIT LOCAL		9/23/2011	2.38%	1,843,506	1,863,063
600,000	DEXIA CREDIT LOCAL		1/10/2014	2.75%	620,341	609,181
2,245,000	DEXIA CREDIT LOCAL SA NY		3/5/2013	2.00%	2,243,855	2,257,657
240,000	DISCOVER BANK		11/14/2011	1.85%	240,000	242,507
715,000	DISCOVERY COMMUNICATIONS		6/1/2015	3.70%	713,935	740,266
900,000	DNB NOR BOLIGKREDITT AS		10/14/2016	2.10%	899,190	855,897
450,000	DOMINION RES INC VA NEW		6/15/2018	6.40%	497,903	523,555
15,000	DU PONT E I DE NEMOURS + CO		1/15/2013	5.00%	14,967	16,111
250,000	DUKE ENERGY CAROLINAS LLC		1/15/2018	5.25%	249,150	276,390

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
60,000	DUKE ENERGY CO		2/1/2014	6.30%	$59,887	$66,831
800,000	ECOLAB INC		2/1/2011	6.88%	850,560	803,470
550,000	EDUCATION LNS INC		12/1/2035	1.46%	550,000	539,000
200,000	EI DU PONT DE NEMOUR + C		1/15/2021	3.63%	199,718	193,373
700,000	EKSPORTFINANS A S		5/25/2016	5.50%	672,406	787,903
175,000	EKSPORTFINANS A S A		6/26/2017	5.50%	163,924	196,412
245,000	EKSPORTFINANS A S A		6/26/2017	5.50%	282,034	274,977
650,000	EKSPORTFINANS A/S		11/17/2014	3.00%	646,984	670,751
270,000	EKSPORTFINANS A/S		11/17/2014	3.00%	282,976	278,620
160,000	ELECTRONIC DATA SYS CORP NEW		8/1/2013	6.00%	171,110	178,342
300,000	ENBRIDGE ENERGY PARTNERS LP		12/15/2016	5.88%	300,108	334,001
175,000	ENDURANCE SPECIALTY HLDGS LTD		10/15/2015	6.15%	174,368	183,659
295,000	ENERGY ARKANSAS INC		8/1/2013	5.40%	294,979	321,612
235,000	ENERGY EAST CORP		6/15/2012	6.75%	260,622	251,097
270,000	ENTERGY ARKANSAS INC		2/15/2021	3.75%	269,922	260,000
245,000	EOG RESOURCES INC		2/1/2021	4.10%	243,961	240,963
1,148,157	ESA 2010 ESHA A		11/5/2027	2.95%	1,136,699	1,129,205
305,000	EXPORT IMPORT BK KOREA		1/14/2015	5.88%	303,249	330,293
2,600,000	FANNIE MAE		9/23/2013	1.00%	2,595,435	2,596,066
750,000	FANNIE MAE		9/24/2015	1.50%	750,000	740,138
342,091	FED HM LN PC POOL 1B1580		3/1/2034	2.82%	348,972	357,517
185,783	FED HM LN PC POOL 1B7508		7/1/2037	2.79%	189,092	194,982
772,285	FED HM LN PC POOL 1G2511		5/1/2036	5.35%	794,005	808,200
724,006	FED HM LN PC POOL 1H2524		8/1/2035	2.63%	722,083	756,045
295,028	FED HM LN PC POOL 1J0244		1/1/2037	5.18%	297,333	310,375
179,907	FED HM LN PC POOL 1J1262		1/1/2036	3.52%	181,172	185,902
22,166	FED HM LN PC POOL 1J1548		3/1/2037	5.21%	22,313	23,373
167,952	FED HM LN PC POOL 420045		10/1/2026	2.97%	169,946	171,366
18,012	FED HM LN PC POOL 780369		4/1/2033	2.60%	18,209	18,738
456,523	FED HM LN PC POOL 780447		4/1/2033	2.62%	452,243	476,929
35,660	FED HM LN PC POOL 780967		10/1/2033	2.51%	35,527	37,127
242,475	FED HM LN PC POOL 781085		12/1/2033	2.48%	238,876	252,120
82,926	FED HM LN PC POOL 781140		1/1/2034	2.61%	81,993	85,802
122,986	FED HM LN PC POOL 781716		7/1/2034	2.69%	122,467	128,414
354,358	FED HM LN PC POOL 847174		9/1/2033	2.60%	356,795	368,880
183,597	FED HM LN PC POOL 847375		4/1/2022	3.74%	188,531	187,893
162,149	FED HM LN PC POOL 847498		6/1/2034	3.59%	158,450	168,193
262,825	FED HM LN PC POOL 847751		8/1/2034	2.59%	262,168	273,981
176,142	FED HM LN PC POOL 847752		2/1/2034	2.53%	174,958	183,738
341,095	FED HM LN PC POOL 847998		9/1/2035	2.84%	347,544	357,164
311,269	FED HM LN PC POOL 972234		10/1/2036	6.31%	313,665	327,670
71,725	FED HM LN PC POOL A36230		7/1/2035	5.00%	71,288	75,584
395,999	FED HM LN PC POOL A46092		7/1/2035	5.00%	385,171	418,042
453,590	FED HM LN PC POOL A61373		4/1/2036	5.00%	441,116	478,272

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
142,672	FED HM LN PC POOL A64391		8/1/2037	6.00%	$143,050	$155,413
170,459	FED HM LN PC POOL A64578		8/1/2037	5.50%	164,639	181,865
289,987	FED HM LN PC POOL A67850		6/1/2037	6.00%	291,935	314,434
826,552	FED HM LN PC POOL A68726		11/1/2037	6.50%	844,891	917,248
725,102	FED HM LN PC POOL A80786		8/1/2038	5.50%	742,890	786,312
438,336	FED HM LN PC POOL A86809		6/1/2039	4.50%	441,058	449,594
225,000	FED HM LN PC POOL A86830		6/1/2039	4.50%	233,596	230,779
979,929	FED HM LN PC POOL A87441		7/1/2039	4.00%	949,268	975,044
252,660	FED HM LN PC POOL A88355		9/1/2039	4.50%	253,687	259,150
419,427	FED HM LN PC POOL A89179		10/1/2039	4.50%	439,219	430,201
883,310	FED HM LN PC POOL A91927		4/1/2040	4.50%	884,760	905,999
371,221	FED HM LN PC POOL A92558		6/1/2040	5.00%	390,173	389,565
311,869	FED HM LN PC POOL A93101		7/1/2040	5.00%	327,853	327,281
184,409	FED HM LN PC POOL A94251		10/1/2040	4.00%	189,221	183,259
1,630,000	FED HM LN PC POOL A95575		12/1/2040	4.00%	1,612,681	1,619,837
520,000	FED HM LN PC POOL A95656		12/1/2040	4.00%	514,475	516,758
3,800,000	FED HM LN PC POOL A95821		12/1/2040	4.00%	3,784,711	3,776,307
753,000	FED HM LN PC POOL A95856		12/1/2040	4.00%	744,999	748,305
129,500	FED HM LN PC POOL C00665		10/1/2028	6.00%	131,726	142,320
103,725	FED HM LN PC POOL C00680		11/1/2028	6.00%	105,508	113,993
285,522	FED HM LN PC POOL C01585		7/1/2033	5.00%	273,387	301,416
515,334	FED HM LN PC POOL C03027		9/1/2037	6.00%	516,622	562,966
914,192	FED HM LN PC POOL C03404		9/1/2039	4.50%	922,763	944,816
207,091	FED HM LN PC POOL C71284		3/1/2032	6.50%	212,269	232,857
121,503	FED HM LN PC POOL C90227		8/1/2018	6.50%	126,591	134,037
288,710	FED HM LN PC POOL C90230		9/1/2018	6.50%	300,799	318,492
95,547	FED HM LN PC POOL C90247		1/1/2019	6.50%	99,548	105,595
21,501	FED HM LN PC POOL E01087		12/1/2016	6.50%	22,070	23,382
27,082	FED HM LN PC POOL E01157		6/1/2017	6.00%	27,751	29,470
2,419	FED HM LN PC POOL E73202		11/1/2013	5.50%	2,365	2,594
33,099	FED HM LN PC POOL E73259		11/1/2013	5.50%	32,355	35,494
4,210	FED HM LN PC POOL E75562		3/1/2014	6.00%	4,281	4,579
3,995	FED HM LN PC POOL E75957		4/1/2014	6.00%	4,061	4,345
2,945	FED HM LN PC POOL E75992		4/1/2014	6.00%	2,994	3,203
3,069	FED HM LN PC POOL E76081		4/1/2014	6.00%	3,121	3,338
855	FED HM LN PC POOL E76089		4/1/2014	6.00%	869	930
1,012	FED HM LN PC POOL E84024		6/1/2016	6.00%	1,007	1,103
22,636	FED HM LN PC POOL E85959		10/1/2016	6.50%	23,235	24,677
19,542	FED HM LN PC POOL E86369		11/1/2016	6.50%	20,059	21,304
89,632	FED HM LN PC POOL E88189		2/1/2017	6.00%	93,077	97,657
74,344	FED HM LN PC POOL E89360		4/1/2017	6.00%	77,201	81,000
22,684	FED HM LN PC POOL E90215		6/1/2017	6.00%	23,556	24,758
93,906	FED HM LN PC POOL E90239		6/1/2017	6.00%	95,777	102,490
19,057	FED HM LN PC POOL E90563		7/1/2017	6.00%	19,790	20,799

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
80,400	FED HM LN PC POOL E92215		11/1/2017	5.50%	$82,822	$86,317
83,416	FED HM LN PC POOL E93978		1/1/2013	5.00%	84,758	85,434
16,850	FED HM LN PC POOL E95510		4/1/2018	5.50%	17,298	18,175
9,222	FED HM LN PC POOL E99739		8/1/2018	5.00%	8,968	9,930
8,786	FED HM LN PC POOL E99763		9/1/2018	4.50%	8,480	9,274
9,066	FED HM LN PC POOL E99764		9/1/2018	4.50%	8,750	9,570
713,250	FED HM LN PC POOL G01770		1/1/2035	5.50%	720,271	765,212
566,410	FED HM LN PC POOL G01813		4/1/2035	5.00%	551,365	597,231
988,278	FED HM LN PC POOL G01819		6/1/2035	5.00%	972,527	1,041,438
409,697	FED HM LN PC POOL G01895		7/1/2035	5.00%	405,087	431,990
503,261	FED HM LN PC POOL G02186		5/1/2036	5.00%	488,556	530,331
509,435	FED HM LN PC POOL G02308		9/1/2036	5.50%	495,868	544,480
459,347	FED HM LN PC POOL G02740		3/1/2036	5.50%	455,902	492,381
277,396	FED HM LN PC POOL G03358		8/1/2037	5.50%	280,777	297,779
343,184	FED HM LN PC POOL G03512		10/1/2037	6.00%	345,356	372,116
339,329	FED HM LN PC POOL G03812		2/1/2038	5.50%	360,484	362,035
191,672	FED HM LN PC POOL G05163		2/1/2039	5.50%	203,621	204,437
961,851	FED HM LN PC POOL G05267		12/1/2038	5.50%	1,021,816	1,025,913
87,572	FED HM LN PC POOL G05923		2/1/2040	5.50%	93,538	93,432
928,199	FED HM LN PC POOL G06021		1/1/2040	5.50%	995,929	990,310
310,919	FED HM LN PC POOL G08062		6/1/2035	5.00%	296,976	327,643
1,026,789	FED HM LN PC POOL G08368		10/1/2039	4.50%	1,038,661	1,053,162
12,143	FED HM LN PC POOL G10994		3/1/2015	7.00%	12,403	13,163
456,075	FED HM LN PC POOL G11686		4/1/2020	5.50%	455,006	491,920
446,189	FED HM LN PC POOL G11690		2/1/2020	4.00%	423,183	462,782
120,575	FED HM LN PC POOL G12033		12/1/2019	4.50%	114,735	127,282
136,858	FED HM LN PC POOL G12034		6/1/2019	4.00%	127,535	141,948
661,107	FED HM LN PC POOL G12080		10/1/2018	4.50%	626,606	697,881
18,357	FED HM LN PC POOL G13085		4/1/2023	4.50%	18,509	19,206
543,680	FED HM LN PC POOL G18009		9/1/2019	5.00%	536,035	580,124
213,023	FED HM LN PC POOL G18203		9/1/2022	5.00%	208,014	225,039
174,321	FED HM LN PC POOL G18321		8/1/2024	4.50%	179,142	182,165
2,405	FED HM LN PC POOL G30052		6/1/2016	7.50%	2,464	2,719
72,874	FED HM LN PC POOL J10114		9/1/2022	5.00%	72,840	76,985
186,659	FED HM LN PC POOL J11933		3/1/2025	4.00%	190,626	192,900
105,639	FED HM LN PC POOL P60084		3/1/2016	6.00%	109,007	114,711
2,355,000	FEDERAL HOME LN BKS		5/15/2019	5.38%	2,368,610	2,684,104
599,665	FEDERAL HOME LN MTG		3/15/2029	5.00%	588,327	617,129
265,202	FEDERAL HOME LN MTG		10/15/2016	4.00%	272,619	270,845
51,472	FEDERAL HOME LN MTG COR		6/15/2022	5.50%	52,626	51,462
1,500,000	FEDERAL HOME LN MTG CORP		4/18/2016	5.25%	1,704,084	1,715,825
89,733	FEDERAL HOME LN MTG CORP		4/15/2017	5.00%	10,768	1,770
104,186	FEDERAL HOME LN MTG CORP		3/15/2022	5.00%	105,260	104,861
1,285,000	FEDERAL HOME LN MTG CORP		2/16/2017	5.00%	1,474,877	1,446,792

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
149,797	FEDERAL HOME LN MTG CORP		5/15/2026	5.50%	$150,617	$151,336
8,669	FEDERAL HOME LN MTG CORP		1/15/2024	5.00%	8,584	8,666
206,931	FEDERAL HOME LN MTG CORP		4/25/2016	5.65%	207,966	230,172
725,519	FEDERAL HOME LN MTG CORP		11/15/2032	4.50%	754,993	766,370
144,101	FEDERAL HOME LN MTG CORP		7/15/2030	5.00%	147,974	146,562
397,533	FEDERAL HOME LN MTG CORP		9/15/2031	5.00%	414,925	413,076
663,532	FEDERAL HOME LN MTG CORP		11/15/2016	5.50%	701,270	686,957
75,241	FEDERAL HOME LN MTG CORP		3/15/2031	5.00%	75,946	75,602
622,377	FEDERAL HOME LN MTG CORP		9/15/2032	6.00%	654,760	638,514
495,671	FEDERAL HOME LN MTG CORP		11/15/2027	4.00%	507,133	500,129
198,531	FEDERAL HOME LN MTG CORP		1/15/2028	3.50%	202,160	200,003
280,647	FEDERAL HOME LN MTG CORP		4/15/2022	5.00%	288,891	289,355
218,962	FEDERAL HOME LN MTG CORP		10/15/2031	5.00%	227,446	225,412
189,392	FEDERAL HOME LN MTG CORP		10/15/2015	5.13%	193,891	191,414
649,631	FEDERAL HOME LN MTG CORP		5/15/2029	0.86%	653,691	654,374
332,397	FEDERAL HOME LN MTG CORP		6/25/2019	5.00%	347,355	346,541
188,931	FEDERAL HOME LN MTG CORP		7/15/2023	4.50%	193,655	193,759
171,472	FEDERAL HOME LN MTG CORP		3/15/2026	5.00%	176,509	172,684
8,635	FEDERAL HOME LN MTG CORP		7/15/2025	5.00%	8,851	8,631
410,348	FEDERAL HOME LN MTG CORP		9/15/2017	4.00%	427,787	428,031
180,882	FEDERAL HOME LN MTG CORP		3/15/2027	4.50%	184,415	182,386
257,268	FEDERAL HOME LN MTG CORP		6/15/2031	0.61%	256,866	257,419
128,109	FEDERAL HOME LN MTG CORP		7/15/2015	4.75%	132,032	128,910
364,408	FEDERAL HOME LN MTG CORP		6/15/2029	4.50%	378,244	373,669
45,245	FEDERAL HOME LN MTG CORP		7/15/2026	5.50%	45,909	45,604
10,290	FEDERAL HOME LN MTG CORP		2/15/2028	6.00%	10,482	10,286
440,870	FEDERAL HOME LN MTG CORP		2/15/2032	4.50%	456,576	452,283
326,536	FEDERAL HOME LN MTG CORP		1/15/2034	5.00%	342,404	339,836
300,604	FEDERAL HOME LN MTG CORP		4/15/2033	3.75%	306,992	309,850
246,170	FEDERAL HOME LN MTG CORP		6/15/2020	5.00%	248,747	251,899
371,479	FEDERAL HOME LN MTG CORP		3/15/2034	4.00%	380,766	385,721
218,761	FEDERAL HOME LN MTG CORP		10/15/2035	4.50%	223,102	219,990
238,077	FEDERAL HOME LN MTG CORP		9/15/2035	5.00%	246,558	245,031
183,618	FEDERAL HOME LN MTG CORP		12/15/2022	5.00%	187,233	184,104
600,000	FEDERAL HOME LN MTG CORP		3/15/2031	5.50%	630,000	631,199
107,202	FEDERAL HOME LN MTG CORP		8/15/2022	5.00%	110,083	108,196
1,007,174	FEDERAL HOME LN MTG CORP		3/15/2036	0.63%	998,361	1,010,145
310,482	FEDERAL HOME LN MTG CORP		11/15/2026	6.00%	315,819	312,498
31,557	FEDERAL HOME LN MTG CORP		9/15/2020	4.50%	32,228	31,581
341,712	FEDERAL HOME LN MTG CORP		4/15/2028	5.50%	347,264	344,100
97,745	FEDERAL HOME LN MTG CORP		4/15/2027	4.50%	98,204	98,190
349,355	FEDERAL HOME LN MTG CORP		6/15/2032	4.25%	359,180	353,913
499,865	FEDERAL HOME LN MTG CORP		3/15/2030	5.50%	519,235	515,019
73,219	FEDERAL HOME LN MTG CORP		2/15/2017	4.50%	74,775	73,517

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
301,277	FEDERAL HOME LN MTG CORP		10/15/2027	4.50%	$307,302	$304,826
6,604	FEDERAL HOME LN MTG CORP		7/15/2012	7.00%	6,744	6,601
13,468	FEDERAL HOME LN MTG CORP		12/15/2026	5.00%	13,543	13,462
154,034	FEDERAL HOME LN MTG CORP		4/15/2029	5.50%	160,003	157,015
207,094	FEDERAL HOME LN MTG CORP		5/15/2029	5.50%	215,637	210,460
222,110	FEDERAL HOME LN MTG CORP MULTI		11/15/2020	4.25%	229,120	226,734
420,185	FEDERAL HOME LN MTG PC GTD		5/15/2024	2.29%	403,606	441,147
75,236	FEDERAL HOME LN MTG PC GTD		12/15/2013	1.26%	75,812	75,263
1,900,000	FEDERAL HOME LOAN BANK		12/14/2012	1.75%	1,908,664	1,937,546
700,000	FEDERAL HOME LOAN BANK		12/30/2015	1.50%	699,300	701,780
543,837	FEDERAL HOME LOAN MTG CORP		8/25/2036	0.66%	518,005	545,961
194,788	FEDERAL HOME LOAN MTG CORP		6/15/2033	3.25%	196,979	198,459
473,307	FEDERAL NATIONAL MTG ASSN		7/25/2017	4.00%	486,619	486,642
347,036	FEDERAL NATIONAL MTG ASSN		11/25/2034	0.56%	343,348	347,277
362,900	FEDERAL NATIONAL MTG ASSOC		7/25/2034	0.66%	359,157	363,337
386,694	FEDERAL NATL MTG		4/25/2036	0.56%	378,778	386,896
129,560	FEDERAL NATL MTG ASSN		6/25/2013	4.70%	129,712	132,492
134,189	FEDERAL NATL MTG ASSN		2/25/2032	3.31%	122,448	134,693
3,085,000	FEDERAL NATL MTG ASSN		8/1/2012	5.25%	3,154,838	3,295,702
333,674	FEDERAL NATL MTG ASSN		6/25/2034	0.00%	15,641	4,801
363,066	FEDERAL NATL MTG ASSN		4/25/2034	0.00%	19,061	2,690
5,000,000	FEDERAL NATL MTG ASSN		12/1/2099	3.50%	5,083,420	5,020,310
9,000,000	FEDERAL NATL MTG ASSN		12/1/2099	3.00%	8,824,531	8,797,500
199,377	FEDERAL NATL MTG ASSN		5/25/2035	5.00%	195,451	213,149
1,125,000	FEDERAL NATL MTG ASSN		9/25/2011	5.50%	1,171,713	1,158,243
107,838	FEDERAL NATL MTG ASSN		4/25/2030	6.00%	108,402	108,567
82,743	FEDERAL NATL MTG ASSN		10/25/2033	6.00%	83,182	85,967
27,803	FEDERAL NATL MTG ASSN		1/25/2026	5.50%	28,150	27,878
114,252	FEDERAL NATL MTG ASSN		9/25/2033	6.50%	119,964	117,187
41,565	FEDERAL NATL MTG ASSN		10/25/2016	4.50%	40,448	41,734
665,861	FEDERAL NATL MTG ASSN		2/25/2032	5.50%	704,148	698,238
505,322	FEDERAL NATL MTG ASSN		11/25/2036	0.60%	485,109	506,485
386,717	FEDERAL NATL MTG ASSN		8/25/2032	0.55%	380,916	386,625
474,006	FEDERAL NATL MTG ASSN		7/25/2030	4.50%	495,040	492,075
296,664	FEDERAL NATL MTG ASSN		4/25/2037	0.51%	293,698	296,347
548,034	FEDERAL NATL MTG ASSN		3/25/2033	5.50%	583,314	582,241
563,397	FEDERAL NATL MTG ASSN		7/25/2023	6.00%	596,144	579,665
83,682	FEDERAL NATL MTG ASSN		8/25/2018	4.50%	80,884	85,804
681,668	FEDERAL NATL MTG ASSN		4/25/2021	5.00%	712,130	703,458
96,342	FEDERAL NATL MTG ASSN		11/25/2032	5.00%	95,619	97,565
542,906	FEDERAL NATL MTG ASSN		3/25/2027	0.87%	523,226	548,038
3,410	FEDERAL NATL MTG ASSN		10/25/2030	6.50%	3,454	3,407
120,597	FEDERAL NATL MTG ASSN		2/25/2033	5.75%	120,446	114,379
500,000	FEDERAL NATL MTG ASSN GTD		5/25/2033	6.00%	538,125	534,790

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
674,466	FEDERAL NATL MTG ASSN GTD		6/25/2032	5.25%	$714,934	$714,492
600,591	FEDERAL NATL MTG ASSN GTD		12/25/2031	3.50%	618,608	617,508
157,391	FEDERAL NATL MTG ASSN GTD REMI		7/25/2033	0.00%	7,919	1,524
72,394	FEDERAL NATL MTG ASSN REMIC		3/25/2017	4.50%	71,089	73,045
253,602	FEDERAL NATL MTG ASSN REMIC		9/25/2020	4.50%	259,625	258,776
156,239	FEDERAL NATL MTG ASSN REMIC		11/25/2016	4.00%	159,754	157,126
2,600,000	FHLMC TBA JAN 30 GOLD SINGLE		12/31/2099	4.50%	2,643,625	2,664,189
2,000,000	FHLMC TBA JAN 30 GOLD SINGLE		12/1/2099	5.00%	2,092,344	2,097,500
5,000,000	FHLMC TBA JAN 30 GOLD SINGLE		12/1/2099	5.50%	5,297,188	5,328,125
1,000,000	FHLMC TBA JAN 30 GOLD SINGLE		12/31/2099	4.50%	1,020,938	1,024,688
3,000,000	FHLMC GOLD TBA 30 YR		12/1/2099	4.00%	2,958,281	2,977,968
577,553	FHR 2590 PE		8/15/2031	5.50%	607,875	606,455
330,538	FHR 2627 MY		8/15/2022	5.00%	345,412	346,869
719,976	FHR 2697 L		11/15/2020	4.50%	749,225	747,147
691,538	FHR 2714 BW		6/15/2017	4.00%	710,123	709,145
128,082	FHR 2855 OE		8/15/2029	4.50%	131,524	129,043
465,413	FHR 2943 DM		4/15/2033	5.00%	491,302	488,960
1,098,154	FHR 3019 FH		8/15/2035	0.56%	1,096,507	1,097,152
112,573	FHR 3049 F		5/15/2034	0.75%	112,608	112,591
195,364	FHR 3384 BH		4/15/2029	5.50%	203,423	201,663
416,169	FHR 3387 FD		11/15/2037	0.83%	415,259	419,384
298,508	FHR 3457 MA		11/15/2025	5.00%	308,723	308,962
434,594	FHR 3515 AB		5/15/2032	4.00%	446,546	452,322
524,010	FHR 3554 CA		7/15/2019	3.40%	534,818	535,100
704,616	FHR 3661 BA		8/15/2023	3.00%	722,892	716,758
673,771	FHR 3685 QE		4/15/2024	3.00%	690,615	684,319
300,000	FIFTH THIRD BK CINCINNATI OH		5/17/2013	0.39%	278,973	288,368
500,000	FINANCE FOR DANISH IND		6/12/2013	2.00%	498,760	508,304
1,214,499	FIRST NATIONWIDE TRUST		12/15/2035	6.44%	1,258,715	1,259,729
1,297,243	FIRST UN NATL BK COML MTG TR		8/15/2033	6.42%	1,401,123	1,311,365
900,000	FNMA TBA JAN 15 SINGLE FAM		12/1/2099	5.50%	970,875	967,500
8,400,000	FNMA TBA JAN 30 SINGLE FAM		12/1/2099	5.00%	8,872,445	8,830,500
12,400,000	FNMA TBA JAN 30 SINGLE FAM		12/1/2099	4.50%	12,824,313	12,727,434
1,000,000	FNMA TBA JAN 30 SINGLE FAM		12/1/2099	5.00%	1,048,906	1,051,250
9,000,000	FNMA TBA JAN 30 SINGLE FAM		12/1/2099	4.50%	9,177,656	9,237,654
8,000,000	FNMA TBA JAN 30 SINGLE FAM		12/1/2099	5.50%	8,539,447	8,558,752
(500,000)	FNMA TBA FEB 30 SINGLE FAM		12/1/2099	5.50%	(529,688)	(533,985)
78,500	FNMA POOL 066181		10/1/2018	2.97%	78,990	79,686
77,052	FNMA POOL 142407		1/1/2020	3.44%	78,882	77,983
109,017	FNMA POOL 198164		10/1/2029	3.42%	110,925	113,386
115,839	FNMA POOL 254107		11/1/2031	7.00%	120,907	130,227
113,484	FNMA POOL 254360		5/1/2032	7.00%	116,675	127,976
1,782,507	FNMA POOL 254548		12/1/2032	5.50%	1,770,809	1,919,133
566,946	FNMA POOL 254918		9/1/2033	4.50%	552,595	586,204

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
116,877	FNMA POOL 255225		6/1/2034	5.50%	$117,900	$125,799
147,945	FNMA POOL 255900		10/1/2035	6.00%	146,257	161,451
53,041	FNMA POOL 256532		12/1/2016	5.00%	52,109	56,164
76,191	FNMA POOL 256588		12/1/2016	5.00%	74,851	80,608
22,563	FNMA POOL 256605		2/1/2017	5.00%	22,167	23,898
182,435	FNMA POOL 256681		4/1/2017	5.00%	179,229	193,266
62,164	FNMA POOL 256718		5/1/2017	5.00%	61,071	66,481
255,233	FNMA POOL 256755		6/1/2017	5.00%	250,746	270,518
462,493	FNMA POOL 256926		10/1/2037	6.50%	471,237	514,397
644,876	FNMA POOL 257041		1/1/2038	5.50%	686,390	690,476
471	FNMA POOL 303906		5/1/2011	7.00%	466	515
1,159	FNMA POOL 338457		5/1/2011	5.50%	1,155	1,247
200,589	FNMA POOL 357797		6/1/2035	5.50%	196,859	215,713
12,706	FNMA POOL 357850		7/1/2035	5.50%	13,157	13,692
20,697	FNMA POOL 449769		11/1/2028	6.00%	19,986	22,800
18,656	FNMA POOL 480538		2/1/2014	5.50%	17,881	20,070
78,335	FNMA POOL 535874		1/1/2016	8.00%	81,079	86,302
324,482	FNMA POOL 545759		7/1/2032	6.50%	332,570	364,852
421,142	FNMA POOL 545817		8/1/2032	6.50%	431,933	473,538
1,292,983	FNMA POOL 555531		6/1/2033	5.50%	1,283,487	1,393,704
202,284	FNMA POOL 555880		11/1/2033	5.50%	202,189	218,041
627,673	FNMA POOL 555967		11/1/2033	5.50%	634,183	676,567
116,243	FNMA POOL 594233		8/1/2029	2.43%	119,549	120,474
27,636	FNMA POOL 604921		10/1/2032	2.29%	28,421	28,790
38,721	FNMA POOL 609077		9/1/2016	6.50%	40,548	42,248
34,617	FNMA POOL 609912		3/1/2030	1.95%	35,677	35,002
34,890	FNMA POOL 625094		1/1/2032	7.50%	37,278	40,061
98,520	FNMA POOL 658378		6/1/2033	2.02%	98,427	99,073
57,191	FNMA POOL 665084		9/1/2032	3.05%	59,068	59,858
261,007	FNMA POOL 670385		9/1/2032	6.50%	267,451	293,481
981,094	FNMA POOL 676654		1/1/2033	5.50%	1,042,298	1,056,294
18,313	FNMA POOL 685106		7/1/2019	5.50%	18,825	19,769
269,854	FNMA POOL 691295		10/1/2037	3.38%	275,926	283,333
45,065	FNMA POOL 695838		4/1/2018	5.50%	44,995	49,186
8,275	FNMA POOL 695840		4/1/2018	5.50%	8,303	8,932
87,421	FNMA POOL 695926		5/1/2018	5.00%	85,140	93,414
9,817	FNMA POOL 703440		5/1/2018	5.50%	9,802	10,606
2,057,313	FNMA POOL 704866		2/1/2033	5.50%	2,186,056	2,215,002
64,585	FNMA POOL 709192		6/1/2018	5.00%	63,414	69,156
26,218	FNMA POOL 710701		5/1/2018	4.50%	26,203	27,774
34,279	FNMA POOL 711466		5/1/2033	2.76%	34,793	35,656
15,783	FNMA POOL 720668		6/1/2018	4.50%	15,774	16,720
17,254	FNMA POOL 720710		6/1/2018	4.50%	17,245	18,278
25,285	FNMA POOL 720711		6/1/2018	4.50%	25,271	26,787

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
11,987	FNMA POOL 722347		7/1/2018	4.50%	$11,981	$12,699
22,827	FNMA POOL 723661		7/1/2033	2.56%	23,194	23,858
26,824	FNMA POOL 725054		9/1/2039	2.59%	27,620	27,941
3,148,412	FNMA POOL 725423		5/1/2034	5.50%	3,203,017	3,393,667
488,198	FNMA POOL 725424		4/1/2034	5.50%	488,045	526,228
50,026	FNMA POOL 725741		2/1/2037	2.59%	51,215	52,147
676,869	FNMA POOL 725946		11/1/2034	5.50%	668,620	728,538
304,565	FNMA POOL 729214		2/1/2035	2.69%	303,446	317,762
252,609	FNMA POOL 730338		9/1/2018	5.00%	258,806	270,489
17,693	FNMA POOL 731638		8/1/2018	4.50%	17,683	18,744
843,784	FNMA POOL 734788		9/1/2018	4.00%	779,972	880,831
4,039,528	FNMA POOL 735028		9/1/2014	5.74%	4,248,448	4,407,592
177,467	FNMA POOL 735224		2/1/2035	5.50%	177,911	191,292
1,373,777	FNMA POOL 735288		3/1/2035	5.00%	1,456,204	1,451,260
1,983,378	FNMA POOL 735403		4/1/2035	5.00%	1,968,503	2,095,243
435,994	FNMA POOL 735439		9/1/2019	6.00%	439,809	474,620
60,239	FNMA POOL 735785		1/1/2035	2.91%	60,484	62,887
712,786	FNMA POOL 735871		7/1/2035	5.50%	714,679	767,197
5,408,167	FNMA POOL 735925		10/1/2035	5.00%	5,610,129	5,709,815
1,282,866	FNMA POOL 740228		9/1/2033	5.50%	1,294,993	1,390,843
3,409	FNMA POOL 741862		9/1/2033	5.50%	3,515	3,675
537,309	FNMA POOL 745238		12/1/2020	6.00%	542,011	584,912
507,113	FNMA POOL 745274		1/1/2036	5.50%	536,035	545,349
1,302,607	FNMA POOL 745412		12/1/2035	5.50%	1,282,000	1,402,043
1,546,834	FNMA POOL 745418		4/1/2036	5.50%	1,606,290	1,663,462
198,251	FNMA POOL 745428		1/1/2036	5.50%	212,810	213,199
186,737	FNMA POOL 745551		2/1/2036	2.71%	186,167	195,375
87,961	FNMA POOL 745852		12/1/2033	6.50%	89,665	98,904
189,977	FNMA POOL 748088		9/1/2033	2.57%	181,903	198,150
249,344	FNMA POOL 751498		11/1/2033	2.47%	250,123	259,405
81,093	FNMA POOL 758938		1/1/2034	5.50%	82,772	87,410
878,686	FNMA POOL 759230		1/1/2034	5.50%	861,662	947,135
29,207	FNMA POOL 761404		5/1/2019	5.00%	28,677	31,274
58,045	FNMA POOL 763194		8/1/2033	2.85%	59,986	61,054
139,544	FNMA POOL 763984		12/1/2033	5.50%	138,727	150,414
70,843	FNMA POOL 766088		2/1/2034	5.50%	69,692	76,362
4,290	FNMA POOL 766197		2/1/2034	5.50%	4,424	4,623
8,965	FNMA POOL 775776		5/1/2034	5.50%	9,283	9,662
129,410	FNMA POOL 776192		3/1/2034	2.61%	127,954	135,023
711	FNMA POOL 776974		4/1/2034	5.50%	734	771
100,093	FNMA POOL 779270		6/1/2034	5.50%	98,388	107,734
551,033	FNMA POOL 779574		6/1/2034	2.61%	550,042	575,928
42,432	FNMA POOL 781629		12/1/2034	5.50%	43,751	45,724
337,004	FNMA POOL 802696		8/1/2034	2.41%	331,738	350,697

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
288,368	FNMA POOL 802783		10/1/2034	2.66%	$286,385	$301,449
204,569	FNMA POOL 806549		1/1/2035	2.68%	202,491	213,608
119,633	FNMA POOL 806642		12/1/2034	3.20%	119,988	125,079
101,477	FNMA POOL 814887		4/1/2035	5.00%	105,599	107,898
150,520	FNMA POOL 816329		12/1/2034	2.47%	150,896	155,586
14,771	FNMA POOL 822815		4/1/2035	5.50%	15,295	15,917
307,333	FNMA POOL 829028		7/1/2020	4.50%	291,294	324,237
744,074	FNMA POOL 835760		9/1/2035	4.50%	697,169	767,953
38,101	FNMA POOL 836018		9/1/2035	5.50%	38,059	40,974
137,968	FNMA POOL 836284		10/1/2035	5.50%	137,968	148,370
5,753	FNMA POOL 838452		9/1/2035	5.50%	5,931	6,222
66,923	FNMA POOL 844000		11/1/2035	2.40%	66,630	69,327
28,855	FNMA POOL 865854		3/1/2036	6.00%	29,596	31,633
351,910	FNMA POOL 881959		2/1/2036	5.67%	353,615	362,486
264,774	FNMA POOL 888100		9/1/2036	5.50%	256,665	284,986
18,179	FNMA POOL 888205		2/1/2037	6.50%	18,761	20,372
318,185	FNMA POOL 888211		2/1/2037	7.00%	331,012	362,287
167,556	FNMA POOL 888243		2/1/2037	2.63%	169,232	175,546
201,387	FNMA POOL 888246		5/1/2035	2.93%	203,401	211,558
310,261	FNMA POOL 888282		3/1/2037	7.00%	324,320	353,265
67,090	FNMA POOL 888434		11/1/2035	6.00%	68,070	73,907
21,914	FNMA POOL 888509		6/1/2033	2.59%	21,878	22,844
213,929	FNMA POOL 888511		12/1/2033	2.54%	212,004	222,880
115,170	FNMA POOL 888560		11/1/2035	6.00%	116,853	126,872
278,267	FNMA POOL 888934		10/1/2032	2.40%	284,007	289,480
122,732	FNMA POOL 889425		3/1/2038	6.00%	132,057	133,515
428,370	FNMA POOL 889579		5/1/2038	6.00%	432,052	466,138
538,796	FNMA POOL 889624		5/1/2038	5.50%	573,481	576,811
285,644	FNMA POOL 889667		6/1/2038	5.50%	304,032	305,797
131,958	FNMA POOL 889685		7/1/2038	5.50%	140,453	141,269
274,831	FNMA POOL 889697		7/1/2038	6.00%	295,711	298,975
234,954	FNMA POOL 889719		7/1/2038	5.50%	250,116	251,531
37,516	FNMA POOL 891474		4/1/2036	6.00%	38,481	41,129
36,267	FNMA POOL 895334		9/1/2036	6.50%	37,429	40,751
200,782	FNMA POOL 897144		9/1/2036	6.00%	201,958	219,488
1,068	FNMA POOL 899119		4/1/2037	5.50%	1,099	1,151
261,287	FNMA POOL 901506		11/1/2036	5.70%	263,778	274,199
44,688	FNMA POOL 903007		12/1/2036	6.00%	45,009	48,712
243,265	FNMA POOL 905121		12/1/2036	6.00%	245,888	265,169
673	FNMA POOL 928062		2/1/2037	5.50%	693	726
251,502	FNMA POOL 929628		6/1/2038	5.50%	267,692	269,246
256,145	FNMA POOL 931830		8/1/2039	5.50%	272,675	274,178
121,710	FNMA POOL 933167		11/1/2037	6.00%	130,957	132,440
642,037	FNMA POOL 933915		6/1/2023	4.50%	635,065	674,139

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
350,116	FNMA POOL 934739		1/1/2039	6.00%	$372,613	$380,765
512,455	FNMA POOL 937666		6/1/2037	6.00%	506,130	566,604
1,257	FNMA POOL 938488		5/1/2037	5.50%	1,296	1,354
349,457	FNMA POOL 947201		10/1/2037	6.50%	354,153	388,676
242,894	FNMA POOL 955260		1/1/2038	5.50%	258,530	260,069
292,257	FNMA POOL 960392		12/1/2037	5.50%	311,071	312,923
135,255	FNMA POOL 960638		1/1/2038	6.00%	145,531	147,180
292,026	FNMA POOL 962573		4/1/2023	5.00%	291,661	313,243
260,833	FNMA POOL 964083		7/1/2038	6.00%	266,213	283,748
727	FNMA POOL 964930		8/1/2038	5.50%	749	784
118,644	FNMA POOL 967065		12/1/2037	5.50%	126,282	127,034
254,472	FNMA POOL 967071		12/1/2037	6.00%	273,806	276,908
974	FNMA POOL 968371		9/1/2038	5.50%	1,004	1,050
827,785	FNMA POOL 968465		8/1/2038	4.80%	812,781	873,096
1,539	FNMA POOL 970131		3/1/2038	5.50%	1,584	1,659
1,069	FNMA POOL 981313		6/1/2038	5.50%	1,103	1,152
1,576	FNMA POOL 985108		7/1/2038	5.50%	1,623	1,699
437,461	FNMA POOL 986634		7/1/2038	6.50%	451,473	490,247
1,186	FNMA POOL 987032		8/1/2038	5.50%	1,222	1,279
511,488	FNMA POOL 987325		9/1/2038	5.58%	516,523	545,136
610	FNMA POOL 993050		12/1/2038	5.50%	628	657
1,411,304	FNMA POOL 995213		7/1/2036	6.00%	1,465,551	1,540,143
151,636	FNMA POOL 995429		9/1/2023	5.50%	156,540	164,151
115,677	FNMA POOL 995430		9/1/2023	5.50%	119,653	125,600
66,807	FNMA POOL 995432		10/1/2023	5.50%	69,197	72,705
257,948	FNMA POOL 995876		11/1/2038	6.00%	274,523	280,690
414,935	FNMA POOL AA3064		6/1/2024	4.00%	417,982	427,966
901,710	FNMA POOL AA4603		4/1/2039	4.50%	917,631	926,561
24,591	FNMA POOL AA9133		8/1/2039	4.50%	24,753	25,396
1,226,848	FNMA POOL AA9357		8/1/2039	4.50%	1,234,036	1,260,660
981,148	FNMA POOL AB1251		7/1/2040	5.00%	1,040,783	1,032,193
614,644	FNMA POOL AB1498		8/1/2025	4.00%	641,775	633,948
901,563	FNMA POOL AC1915		9/1/2039	4.00%	882,370	897,774
46,693	FNMA POOL AC2861		8/1/2039	4.50%	46,999	48,221
187,923	FNMA POOL AC3246		9/1/2039	4.50%	189,656	194,541
91,952	FNMA POOL AC3310		10/1/2039	4.50%	92,799	95,190
93,216	FNMA POOL AC6135		11/1/2039	4.50%	94,308	96,499
95,529	FNMA POOL AC6609		11/1/2039	4.50%	96,649	98,894
629,447	FNMA POOL AC8547		12/1/2024	4.00%	646,659	649,216
556,464	FNMA POOL AD0585		12/1/2039	4.50%	556,420	576,060
277,978	FNMA POOL AD2179		6/1/2040	5.00%	291,877	292,441
692,244	FNMA POOL AD3972		5/1/2040	4.50%	697,815	712,080
159,707	FNMA POOL AD4775		3/1/2025	4.00%	163,780	164,722
2,383,725	FNMA POOL AD7595		7/1/2040	5.00%	2,524,514	2,507,741

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
2,821,119	FNMA POOL AD8316		7/1/2040	5.00%	$2,962,175	$2,967,891
496,104	FNMA POOL AD8431		9/1/2040	4.50%	521,025	509,699
250,025	FNMA POOL AD8522		8/1/2040	4.00%	253,833	248,974
484,151	FNMA POOL AD9816		7/1/2025	4.00%	503,007	500,492
900,204	FNMA POOL AE0393		10/1/2039	5.50%	957,873	964,737
604,072	FNMA POOL AE8722		11/1/2040	4.00%	622,831	601,532
2,500,000	FNMA POOL AH0942		12/1/2040	4.00%	2,478,613	2,489,491
1,321,079	FNMA POOL AH2710		1/1/2041	3.50%	1,238,460	1,262,949
2,001,993	FNMA POOL AH2711		1/1/2041	4.00%	1,964,534	1,993,577
1,000,000	FNMA POOL AH2712		1/1/2041	4.00%	981,328	995,796
370,919	FNMA POOL AH2723		1/1/2041	3.50%	347,722	354,598
957,998	FNMA POOL AH2724		1/1/2041	4.00%	940,073	953,971
327,452	FNMA POOL AH2725		1/1/2041	4.00%	321,325	326,076
135,873	FNMA POOL AH2730		12/1/2040	4.00%	133,331	135,302
308,002	FNMA POOL AH3573		1/1/2041	3.50%	288,740	294,449
576,684	FNMA POOL AH3574		1/1/2041	4.00%	565,894	574,260
4,758	FNMA REMIC TRUST		1/25/2027	5.00%	4,725	4,755
6,000,000	FNMA TBA 15 YR		12/1/2099	3.50%	6,033,750	6,041,250
2,000,000	FNMA TBA 15 YR		12/1/2099	3.00%	1,972,198	1,958,438
(2,000,000)	FNMA TBA 30YR SINGLE FAMILY JA		12/1/2099	3.50%	(1,872,500)	(1,910,000)
5,000,000	FNMA TBA JAN 30 SINGLE FAM		12/1/2099	6.00%	5,408,984	5,434,375
4,000,000	FNMA TBA SINGLE FAMILY JAN 15		12/1/2099	4.00%	4,101,250	4,119,376
18,000,000	FNMA TBA SINGLE FAMILY MORTGAG		12/1/2099	4.00%	17,912,958	17,904,384
1,000,000	FNMA TBA SINGLE FAMILY MORTGAG		12/1/2099	4.00%	990,078	994,688
(5,000,000)	FNMA TBA SINGLE FAMILY MORTGAG		12/1/2099	4.00%	(4,900,000)	(4,973,440)
240,043	FNR 2003 45 BT		11/25/2029	5.00%	248,445	241,109
518,113	FNR 2003 58 G		4/25/2033	3.50%	531,065	540,238
750,955	FNR 2004 61 JO		8/25/2032	0.00%	729,365	689,002
359,085	FNR 2006 37 DA		1/25/2032	5.50%	372,999	369,896
116,666	FNR 2006 60 CO		12/25/2026	5.50%	118,234	117,870
429,176	FNR 2006 60 CO		6/25/2036	0.66%	421,397	430,749
20,073	FNR 2006 60 CO		8/25/2024	5.00%	18,057	20,071
757,130	FNR 2006 72 HF		8/25/2026	0.56%	755,238	758,801
470,641	FNR 2007 14 Z		1/25/2037	0.52%	462,994	469,545
783,315	FNR 2007 14 Z		2/25/2037	0.51%	780,010	781,960
536,098	FNR 2007 14 Z		7/25/2033	6.00%	553,521	557,063
250,929	FNR 2007 14 Z		3/25/2037	0.61%	247,675	251,353
448,781	FNR 2007 22 FC		3/25/2037	0.68%	448,009	447,747
374,683	FNR 2007 43 WE		1/25/2039	5.50%	395,994	400,384
440,053	FNR 2008 60 MA		2/25/2035	5.00%	464,256	459,414
516,077	FNR 2008 89 AH		11/25/2034	4.50%	533,979	535,826
647,943	FNR 2009 103 FM		11/25/2039	0.96%	653,208	652,884
513,154	FNR 2009 15 KA		10/25/2037	4.50%	520,852	542,379
564,896	FNR 2009 81 UD		6/25/2035	4.00%	578,489	594,287

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
554,204	FNR 2010 31 EP		4/25/2040	5.00%	$572,215	$562,700
1,380,000	FORD CREDIT AUTO LEASE TRUST		7/15/2013	0.91%	1,379,885	1,378,728
131,295	FORD CREDIT AUTO OWNER TRUST		1/15/2012	1.21%	131,289	131,330
1,975,000	FPL GROUP CAPITAL INC		11/15/2013	2.55%	1,973,697	2,019,161
665,000	FREDDIE MAC		3/27/2019	3.75%	702,014	688,387
240,000	GE MONEY BANK		12/12/2011	1.70%	240,000	240,000
670,000	GENERAL ELEC CAP CORP		9/15/2014	0.56%	499,150	650,236
250,000	GENERAL ELEC CAP CORP		9/15/2017	5.63%	263,478	274,125
800,000	GENERAL ELEC CAP CORP		12/21/2012	2.13%	823,736	821,949
3,500,000	GENERAL ELEC CAP CORP		12/28/2012	2.63%	3,548,150	3,630,148
1,000,000	GENERAL ELEC CAP CORP		9/28/2012	2.00%	999,100	1,021,447
415,000	GENERAL ELEC CAP CORP		11/9/2015	2.25%	414,689	398,962
145,000	GENERAL ELEC CAP CORP		8/7/2019	6.00%	150,461	161,326
300,000	GENERAL ELEC CAP CORP		9/20/2013	5.40%	294,573	327,199
800,000	GENERAL ELEC CAP CORP		4/10/2012	0.41%	656,128	798,814
600,000	GENERAL ELEC CAP CORP		5/8/2013	0.44%	576,330	591,633
235,000	GENERAL ELEC GLOB INSUR		3/1/2019	6.45%	241,994	250,841
905,000	GENERAL ELECTRIC CAPITAL CORP		12/17/2013	0.42%	647,075	869,204
1,454,453	GMAC COML MTG SEC INC		11/15/2039	6.28%	1,524,449	1,493,205
2,400,000	GMAC LLC		10/30/2012	1.75%	2,399,784	2,442,509
1,185,000	GMAC LLC		10/30/2012	1.75%	1,184,893	1,205,989
5,000,000	GNMA I TBA JAN 30 SINGLE FAM		12/1/2099	6.00%	5,472,656	5,497,655
2,600,000	GNMA I TBA JAN 30 SINGLE FAM		12/1/2099	6.50%	2,922,563	2,929,061
3,000,000	GNMA I TBA JAN 30 SINGLE FAM		12/15/2099	4.50%	3,069,375	3,114,375
6,000,000	GNMA I TBA JAN 30 SINGLE FAM		12/1/2099	3.50%	5,657,188	5,776,872
68,528	GNMA II POOL 003599		8/20/2034	6.50%	70,209	77,397
1,068,558	GNMA II POOL 003624		10/20/2034	5.50%	1,025,648	1,155,664
326,877	GNMA II POOL 003724		6/20/2035	5.50%	321,054	353,462
348,146	GNMA II POOL 003774		10/20/2035	5.50%	342,978	376,462
270,838	GNMA II POOL 004222		8/20/2038	6.00%	272,996	297,124
380,000	GNMA II POOL 004637		2/20/2040	5.00%	407,669	405,131
456,720	GNMA II POOL 004696		5/20/2040	4.50%	467,567	474,795
580,000	GNMA II POOL 004853		11/20/2040	4.00%	594,681	584,726
99,865	GNMA II POOL 004855		11/20/2040	5.00%	107,511	106,227
63,559	GNMA POOL 411073		11/15/2038	6.00%	65,863	70,930
1,406	GNMA POOL 445964		1/15/2029	6.00%	1,452	1,552
74,350	GNMA POOL 524698		1/15/2039	6.00%	77,045	82,973
18,133	GNMA POOL 524780		1/15/2039	6.00%	18,790	20,236
32,256	GNMA POOL 595148		11/15/2032	7.00%	34,383	36,938
96,694	GNMA POOL 604791		11/15/2033	5.50%	98,212	105,048
214,021	GNMA POOL 657162		7/15/2037	6.00%	212,935	235,701
278,134	GNMA POOL 658058		8/15/2036	6.00%	287,043	306,655
62,994	GNMA POOL 671023		8/15/2037	6.00%	62,893	69,375
14,349	GNMA POOL 678069		12/15/2038	6.00%	14,869	16,013

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
30,435	GNMA POOL 678070		12/15/2038	6.00%	$31,539	$33,965
230,814	GNMA POOL 689858		9/15/2038	6.00%	234,312	254,122
98,591	GNMA POOL 692266		12/15/2038	6.00%	102,165	110,026
21,230	GNMA POOL 697707		12/15/2038	6.00%	21,999	23,692
42,196	GNMA POOL 698034		1/15/2039	6.00%	43,725	47,090
176,534	GNMA POOL 698091		4/15/2039	4.50%	179,126	183,520
3,893	GNMA POOL 698210		6/15/2039	5.00%	3,990	4,200
46,805	GNMA POOL 698654		11/15/2038	6.00%	48,501	52,116
186,225	GNMA POOL 699277		9/15/2038	6.00%	186,283	205,030
27,980	GNMA POOL 699317		10/15/2038	6.00%	28,995	31,226
577,677	GNMA POOL 705125		8/15/2040	4.50%	608,186	600,540
16,728	GNMA POOL 705691		1/15/2039	6.00%	17,334	18,643
28,376	GNMA POOL 705703		1/15/2039	6.00%	29,404	31,667
80,588	GNMA POOL 705721		1/15/2039	6.00%	83,510	89,935
31,409	GNMA POOL 705739		1/15/2039	6.00%	32,548	35,005
33,507	GNMA POOL 705761		1/15/2039	6.00%	34,722	37,394
73,597	GNMA POOL 705773		1/15/2039	6.00%	76,265	82,023
927,987	GNMA POOL 708590		5/15/2039	4.50%	946,655	964,713
749,815	GNMA POOL 712972		4/15/2039	4.50%	760,506	779,491
497,515	GNMA POOL 717168		6/15/2039	4.50%	496,738	517,205
433,961	GNMA POOL 717182		6/15/2039	4.50%	437,860	451,135
373,698	GNMA POOL 720103		6/15/2039	4.50%	380,107	392,692
588,531	GNMA POOL 726323		9/15/2039	5.00%	613,544	630,156
960,803	GNMA POOL 727312		2/15/2040	4.50%	973,639	998,828
363,153	GNMA POOL 751018		9/15/2040	4.00%	378,360	366,449
200,000	GNMA POOL 752842		7/15/2025	3.95%	200,250	200,954
470,151	GNMA POOL 781862		1/15/2035	5.50%	477,718	510,920
500,000	GNR 2004 5 PF		2/20/2033	0.81%	499,531	503,267
340,946	GNR 2008 30 AB		2/20/2037	4.20%	351,174	356,809
604,479	GNR 2008 33 PA		3/20/2036	4.00%	621,480	635,315
675,596	GNR 2009 14 AG		3/20/2039	4.50%	700,830	714,416
573,133	GNR 2009 33 DA		5/20/2039	4.50%	597,312	605,321
337,932	GNR 2009 67 NG		5/16/2038	4.00%	345,536	348,617
629,264	GNR 2009 69 WN		8/20/2039	4.00%	656,795	656,301
703,221	GNR 2009 74 PB		11/20/2038	3.00%	719,483	722,914
718,101	GNR 2010 87 PF		7/20/2040	1.00%	722,926	719,545
485,000	GOLDMAN SACHS CAPITAL II		6/1/2043	5.79%	477,953	411,038
340,000	GOLDMAN SACHS GROUP INC		6/15/2020	6.00%	373,158	367,426
285,000	GOLDMAN SACHS GROUP INC		1/15/2016	5.35%	291,983	306,205
270,000	GOLDMAN SACHS GROUP INC MTN		2/15/2019	7.50%	311,761	314,818
45,912	GOVERNMENT NATL MTG ASSN		10/16/2031	25.66%	52,284	66,401
36,586	GOVERNMENT NATL MTG ASSN		10/16/2031	31.40%	42,267	59,044
31,387	GOVERNMENT NATL MTG ASSN		10/16/2031	25.66%	35,819	45,651
149,265	GOVERNMENT NATL MTG ASSN GTD		11/16/2029	4.75%	149,638	151,450

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
104,938	GOVERNMENT NATL MTG ASSN GTD		12/20/2029	5.00%	$107,562	$106,449
665,241	GOVERNMENT NTL MTG ASSN GTD		12/20/2031	5.50%	695,176	695,347
(1,000,000)	GR109294 IRS USD P F 2.25000		6/15/2018	2.25%	(1,000,000)	(1,000,000)
1,000,000	GR109294 IRS USD R V 03MLIBOR		6/15/2018	3M LIBOR	1,063,995	1,054,165
(700,000)	GR109555 IRS USD P F 2.75000		6/15/2021	2.75%	(700,000)	(700,000)
700,000	GR109555 IRS USD R V 03MLIBOR		6/15/2021	3M LIBOR	751,299	750,379
(700,000)	GR109651 IRS USD P F 2.75000		6/15/2021	2.75%	(700,000)	(700,000)
700,000	GR109651 IRS USD R V 03MLIBOR		6/15/2021	3M LIBOR	753,094	750,379
(700,000)	GR109736 IRS USD P F 2.75000		6/15/2021	2.75%	(700,000)	(700,000)
700,000	GR109736 IRS USD R V 03MLIBOR		6/15/2021	3M LIBOR	755,329	750,379
(1,400,000)	GR110490 IRS USD P F 2.75000		6/15/2021	2.75%	(1,400,000)	(1,400,000)
1,400,000	GR110490 IRS USD R V 03MLIBOR		6/15/2021	3M LIBOR	1,507,661	1,500,758
(500,000)	GR111300 IRS USD P F 2.75000		6/15/2021	2.75%	(500,000)	(500,000)
500,000	GR111300 IRS USD R V 03MLIBOR		6/15/2021	3M LIBOR	545,811	535,985
321,760	GREENWICH CAP COML FDG CORP		6/10/2036	4.88%	329,703	325,201
1,280,000	GREENWICH CAPITAL COMM FND		3/10/2039	5.44%	1,378,250	1,348,580
96,846	GS MTG SECS CORP		3/20/2023	0.96%	96,846	81,413
265,610	GS MTG SECS CORP		8/25/2034	4.88%	264,573	262,798
73,268	GS MTG SECS CORP		4/25/2033	4.50%	72,673	74,458
12,244	GSR MTG LN TR		9/25/2019	7.00%	12,621	12,499
3,744	GSR MTG LN TR		9/25/2019	6.50%	3,820	3,821
505,000	GTE CORP		4/15/2018	6.84%	584,689	572,477
175,000	GULF SOUTH PIPELINE CO LP		8/15/2017	6.30%	174,617	196,873
380,000	HARSCO CORP		10/15/2015	2.70%	379,635	370,315
135,000	HERSHEY FOODS CORP		4/1/2013	5.00%	134,309	146,173
275,000	HEWLETT PACKARD CO		3/1/2018	5.50%	308,987	309,850
1,000,000	HEWLETT PACKARD CO		3/1/2012	0.41%	982,165	1,000,972
100,000	HIGHER ED FDG I		1/1/2044	1.00%	82,000	87,120
100,000	HIGHER ED FDG I		1/1/2044	1.00%	82,000	87,680
100,000	HIGHER ED FDG I		1/1/2044	1.00%	82,112	87,680
100,000	HIGHER ED FDG I		1/1/2044	0.01%	82,000	87,730
100,000	HIGHER ED FDG I		1/1/2044	1.00%	82,098	87,680
100,000	HIGHER ED FDG I		1/1/2044	0.01%	82,000	87,720
100,000	HIGHER ED FDG I		1/1/2044	1.62%	82,000	87,690
400,000	HMI 2010 1A A2		10/15/2054	0.00%	400,000	399,995
200,000	HOLCIM US FINANCE SARL		12/30/2019	6.00%	197,348	207,689
660,000	HOLMES MASTER ISSUER PLC		7/15/2021	0.37%	652,410	655,927
450,000	HOME DEPOT INC		3/1/2016	5.40%	485,474	504,272
955,000	HONDA AUTO RECEIVABLES OWNER T		3/18/2014	1.34%	954,884	962,112
255,000	HRPT PPTYS TR		11/1/2015	5.75%	254,232	265,516
185,000	HRPT PPTYS TR		8/15/2016	6.25%	176,830	193,025
1,250,000	HSBC CAP FDG DLR 2 L P		12/29/2049	4.61%	1,222,415	1,180,384
290,000	IBM CORP		1/5/2016	2.00%	289,066	283,556
265,000	IBM CORP		6/15/2013	7.50%	300,478	304,657

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
600,000	IBM CORP		7/28/2011	0.87%	$562,842	$602,102
200,000	ILLINOIS ST		7/1/2035	7.35%	201,802	196,220
900,000	ING BANK NV		1/14/2016	2.50%	896,913	874,407
205,000	INTEGRYS ENERGY GROUP		11/1/2020	4.17%	204,871	195,695
(1,000,000)	IR201131 IRS USD P F 3.08254		2/15/2026	3.08%	(1,000,000)	(1,000,000)
1,000,000	IR201131 IRS USD R V 03MLIBOR		2/15/2026	1.00%	1,000,000	1,089,597
35,170	ISHARES BARCLAYS AGGREGATE BON		n/a	n/a	3,567,017	3,719,228
3,500	ISHARES BARCLAYS MBS BOND FUND		n/a	n/a	358,688	369,530
1,091,867	J P MORGAN CHASE COML		10/12/2035	5.86%	1,153,157	1,105,459
1,005,252	J P MORGAN CHASE COML MTG SECS		11/15/2035	6.47%	1,091,759	1,032,123
345,000	JEFFERIES GROUP INC		11/9/2015	3.88%	344,441	339,102
135,000	JERSEY CENT PWR + LT CO		2/1/2019	7.35%	134,829	159,762
465,000	JP MORGAN CHASE BANK		10/1/2017	6.00%	520,327	515,481
500,000	JP MORGAN CHASE BK		7/5/2017	6.00%	496,095	542,303
401,668	JP MORGAN MTG TR		7/25/2035	2.90%	393,760	354,494
555,000	JPMCC 2006 LDP7 AM		4/15/2045	5.87%	555,746	575,536
450,000	JPMCC 2007 CB20 AM		2/12/2051	5.90%	373,500	452,378
1,260,000	JPMCC 2010 C2 A3		11/15/2043	4.07%	1,272,596	1,207,730
860,000	JPMORGAN CHASE + CO		1/15/2018	6.00%	918,485	960,402
500,000	JPMORGAN CHASE + CO		4/29/2049	7.90%	456,250	531,495
200,000	JPMORGAN CHASE + CO		7/22/2020	4.40%	200,156	196,849
320,000	JPMORGAN CHASE + CO		10/15/2020	4.25%	318,432	312,528
195,000	KANSAS GAS + ELEC CO		6/15/2019	6.70%	197,310	224,812
475,000	KFW		10/26/2015	1.25%	472,416	454,072
295,000	KOREA REP		6/1/2013	4.25%	312,016	308,891
285,000	KRAFT FOODS INC		2/11/2013	6.00%	284,148	312,091
325,000	KRAFT FOODS INC		8/11/2017	6.50%	328,946	378,323
275,000	KRAFT FOODS INC		8/23/2018	6.13%	296,620	314,435
915,000	KREDITANSTALT FUR WEIDERAUFBAU		10/15/2014	4.13%	1,018,196	994,875
125,000	LAB CORP OF AMER HLDGS		5/15/2016	3.13%	124,806	123,538
150,000	LAB CORP OF AMER HLDGS		11/15/2020	4.63%	149,313	148,647
525,000	LB UBS		9/15/2039	5.37%	527,202	561,692
1,225,000	LB UBS COML MTG TR		2/15/2031	5.16%	1,223,038	1,308,518
1,030,000	LB UBS COML MTG TR		9/15/2027	4.56%	1,056,917	1,035,982
825,000	LB UBS COML MTG TR		2/15/2040	5.43%	882,557	850,738
2,000,000	LB UBS COML MTG TR		2/15/2031	5.16%	2,162,656	2,136,356
1,000,000	LB UBS COML MTG TR		2/15/2040	5.43%	1,052,344	1,031,198
245,000	LB UBS COML MTG TR 2006 C4		6/15/2038	5.90%	253,326	254,519
97,321	LB UBS COMMERCIAL MTG TR		12/15/2025	5.93%	98,295	98,257
625,000	LEHMAN BROS HLDGS INC		12/28/2017	6.75%	624,538	63
819,238	LEHMAN XS TR		2/25/2036	0.53%	819,044	507,385
675,894	LEHMAN XS TR		3/25/2047	1.09%	675,379	388,831
250,000	LINCOLN NATIONAL CORP		6/15/2015	4.30%	249,668	257,534
300,000	LLOYDS TSB BANK PLC		9/14/2020	6.50%	305,397	276,010

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
535,000	MAGELLAN MIDSTREAM PARTNERS LP		7/15/2018	6.40%	$584,482	$606,538
600,000	MANUFACTURERS + TRADERS TR CO		4/1/2013	1.79%	584,250	592,836
775,000	MANULIFE FINANCIAL CORP		9/17/2015	3.40%	773,869	759,136
464,000	MASSMUTUAL GLOBAL FUNDING		7/16/2012	3.63%	463,638	480,869
98,919	MASTR ADJ RATE MTGS TR		10/25/2032	3.45%	100,155	37,822
50,533	MASTR ALTERNATIVE LN TR		11/25/2033	4.25%	50,328	49,877
1,000,000	MEDTRONIC INC		4/15/2011	1.50%	952,500	1,000,680
775,515	MELLON RESIDENTIAL FDG CORP		9/15/2030	1.00%	744,494	748,130
485,000	MERCK + CO INC		1/15/2016	2.25%	483,831	478,903
175,000	MERRILL LYNCH + CO		4/25/2018	6.88%	174,850	191,513
225,000	MERRILL LYNCH + CO INC		8/28/2017	6.40%	224,672	237,886
49,846	MERRILL LYNCH MTG INVS INC		12/25/2034	3.04%	49,285	41,096
400,000	MET LIFE GLOB FUNDING I		6/10/2014	5.13%	397,984	435,098
1,785,000	MET LIFE GLOB FUNDING I		1/11/2013	2.50%	1,780,555	1,823,984
775,000	METLIFE INC		2/15/2019	7.72%	777,713	951,492
575,000	METLIFE INC		2/8/2021	4.75%	574,856	587,088
320,000	METLIFE INC		2/8/2021	4.75%	319,920	326,727
200,000	METROPOLITAN LIFE GLOBAL FDG I		4/10/2013	5.13%	199,852	215,344
825,000	MIDAMERICAN ENERGY HLDGS CO N		4/1/2018	5.75%	872,157	929,650
240,000	MIDFIRST BANK		10/7/2011	1.90%	240,000	242,405
510,000	ML CFC COML MTG TR 2007 8		8/12/2049	5.96%	508,384	548,877
76,837	ML TR VII		4/20/2018	0.79%	75,300	77,194
350,000	MORGAN J P + CO INC		2/15/2011	6.25%	359,765	352,132
630,000	MORGAN STANLEY		5/13/2014	6.00%	627,801	680,702
365,000	MORGAN STANLEY		5/13/2019	7.30%	401,967	410,858
390,000	MORGAN STANLEY		11/20/2014	4.20%	389,844	398,438
1,405,000	MORGAN STANLEY		1/9/2012	0.54%	1,407,396	1,403,903
1,015,000	MORGAN STANLEY		10/15/2015	5.38%	1,069,374	1,066,125
2,250,000	MORGAN STANLEY CAP I TR		7/12/2044	5.73%	2,289,738	2,441,174
361,485	MORGAN STANLEY CAP I TR		10/15/2042	5.69%	368,317	375,076
70,000	MORGAN STANLEY CAP I TR 2006		7/12/2044	5.71%	74,200	74,664
550,000	MORGAN STANLEY GROUP INC		8/28/2017	6.25%	549,192	592,441
425,000	MORGAN STANLEY GROUP INC		4/1/2018	6.63%	420,135	461,027
700,000	NA DEVELOPMENT BANK		2/11/2020	4.38%	695,381	720,167
270,000	NATIONAL CITY BK CLEVELAND OH		6/7/2017	5.80%	277,927	291,248
1,600,000	NBC UNIVERSAL		4/1/2021	4.38%	1,599,600	1,552,971
150,000	NBC UNIVERSAL		4/1/2021	4.38%	152,120	145,591
245,000	NEW JERSEY ST		8/15/2014	2.02%	245,000	244,165
1,195,000	NEW YORK LIFE GLOBAL FDG		10/16/2012	5.25%	1,194,486	1,285,671
100,000	NGN 2010 A1 A		12/7/2020	0.77%	100,000	100,105
797,722	NGN 2010 C1 APT		10/29/2020	2.65%	796,140	776,760
1,492,604	NGN 2010 C1 APT		10/29/2020	2.65%	1,500,123	1,453,382
1,210,000	NISSAN AUTO LEASE TRUST		3/15/2013	1.10%	1,209,930	1,211,675
160,000	NORANDA INC		7/15/2012	7.25%	169,981	171,776

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
410,000	NOVARTIS SECS INVT LTD		2/10/2019	5.13%	$472,935	$453,474
665,000	NOVUS USA TRUST 10 1		11/18/2011	1.53%	665,000	665,000
630,000	NSLT 2008 3 A4		11/25/2024	1.94%	653,625	650,113
185,000	ONCOR ELEC DELIVERY CO		9/1/2022	7.00%	233,990	217,314
175,000	ONTARIO (PROVINCE OF)		9/15/2015	1.88%	171,845	171,087
160,000	PEMEX PROJ FDG MASTER TR		6/15/2035	6.63%	173,342	162,799
420,000	PENNSYLVANIA ST HIGHER ED ASSI		11/1/2044	0.80%	420,000	411,600
135,000	PEPSIAMERICAS INC		1/15/2015	4.88%	134,147	148,666
1,185,000	PETROBRAS INTL FIN CO		1/20/2020	5.75%	1,173,861	1,229,518
50,000	PETROBRAS INTL FIN CO		3/1/2018	5.88%	51,013	53,241
800,000	PFIZER INC		3/15/2011	2.24%	816,208	803,208
450,000	PHEAA STUDENT LN TR I		4/25/2044	1.76%	407,457	410,625
200,000	PHEAA STUDENT LN TR I		4/25/2044	1.00%	181,092	186,760
100,000	PHILIP MORRIS INTL INC		5/16/2018	5.65%	109,754	112,742
250,000	PNC BK N A		4/1/2018	6.88%	248,055	285,765
490,000	PNC FUNDING CORP		2/1/2017	5.63%	529,901	523,779
957,452	POPULAR ABS INC		5/25/2035	4.61%	942,616	974,724
445,000	PORT AUTH N Y + N J		12/1/2019	5.31%	445,000	465,199
1,075,000	PRICOA GLOBAL FDG I		10/18/2012	5.40%	1,072,861	1,150,971
450,000	PROGRESS ENERGY INC		3/15/2019	7.05%	511,533	533,883
350,000	PROGRESS ENERGY INC		3/15/2019	7.05%	348,569	415,242
425,000	PRUDENTIAL FINANCIAL INC		11/15/2020	4.50%	421,762	415,629
600,000	PRUDENTIAL FINANCIAL INC		1/14/2015	3.88%	599,136	619,007
350,000	PRUDENTIAL FINL INC		6/15/2017	6.10%	376,842	386,714
65,000	PRUDENTIAL FINL INC		6/15/2017	6.10%	67,082	71,818
300,000	PRUDENTIAL FINL INC MTN BOOK		6/15/2012	5.80%	299,286	317,513
1,005,000	PSEG POWER LLC		4/15/2013	2.50%	1,003,884	1,025,254
775,000	QBE INS GROUP LTD		7/1/2023	5.65%	722,825	734,696
300,000	QUEBEC PROV CDA		7/29/2020	3.50%	298,821	290,419
46,776	RAMP SER TR		2/25/2037	0.33%	46,771	46,614
400,000	REINSURANCE GROUP AMER INC		12/15/2011	6.75%	404,684	413,353
250,000	REINSURANCE GROUP AMER INC		3/15/2017	5.63%	247,718	259,751
500,000	RENSSELAER POLYTECHNIC I		9/1/2020	5.60%	499,185	515,760
87,826	RESIDEBTIAL ACCREDIT LNS INC		9/25/2033	5.25%	88,333	86,567
44,935	RESIDENTIAL ACCREDIT LNS INC		12/25/2032	6.00%	45,433	46,062
213,045	RESIDENTIAL ACCREDIT LNS INC		5/25/2033	5.50%	214,993	221,136
108,959	RESIDENTIAL ASSET SEC MTG PASS		12/25/2031	4.18%	107,256	107,760
228,284	REVOLVING HOME EQUITY LN TR		4/15/2035	0.50%	228,284	119,454
362,000	RIO TINTO FIN USA LTD		11/2/2020	3.50%	359,195	343,635
725,000	ROYAL BK OF SCOTLAND PLC		8/25/2014	4.88%	722,316	742,523
1,500,000	ROYAL BK SCOTLND GRP PLC		3/30/2012	1.50%	1,499,250	1,512,921
700,000	ROYAL BK SCOTLND GRP PLC 144A		5/11/2012	2.63%	699,937	716,563
315,000	SAFEWAY INC		8/15/2017	6.35%	363,334	351,756
1,615,000	SANTANDER DRIVE AUTO RECEIVABL		7/15/2013	1.01%	1,614,965	1,613,412

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
615,000	SANTANDER DRIVE AUTO RECEIVABL		10/17/2016	3.02%	$614,168	$614,321
1,055,000	SANTANDER DRIVE AUTO RECEIVABL		3/15/2013	1.36%	1,054,989	1,056,137
1,325,000	SANTANDER DRIVE AUTO RECEIVABL		8/15/2013	1.37%	1,324,960	1,329,238
1,290,000	SANTANDER DRIVE AUTO RECEIVABL		11/17/2014	1.83%	1,289,746	1,303,941
1,165,000	SANTANDER DRIVE AUTO RECEIVABL		8/15/2013	0.95%	1,164,916	1,164,857
100,000	SANTANDER ISSUANCES SA		6/20/2016	5.81%	100,131	96,951
131,773	SAXON ASSET SECS TR		6/25/2016	6.81%	134,797	126,400
460,045	SBA 508109		4/25/2019	3.58%	494,548	493,506
450,050	SBA POOL 508346		4/25/2019	2.58%	467,490	466,872
554,026	SBA POOL 508349		12/25/2019	3.58%	595,751	589,185
430,000	SBA TOWER TRUST		4/15/2040	4.25%	430,000	444,967
15,000	SBC COMMUNICATIONS INC		2/1/2012	5.88%	15,990	15,791
135,000	SCHERING PLOUGH CORP		9/15/2017	6.00%	158,512	157,759
108,921	SEQUOIA MTG TR		8/20/2034	1.96%	110,997	96,291
350,000	SIMON PROPERTY GROUP LP		2/1/2020	5.65%	348,674	378,607
225,000	SIMON PROPERTY GROUP LP		3/1/2021	4.38%	224,111	222,352
300,000	SLCC 2002 2 A15		7/1/2042	1.00%	273,000	271,290
300,000	SLCC 2002 2 A16		7/1/2042	1.00%	273,000	271,320
400,000	SLCC 2002 2 A17		7/1/2042	1.00%	364,000	361,720
300,000	SLCC 2002 2 A18		7/1/2042	1.00%	273,000	271,290
400,000	SLCC 2002 2 A9		7/1/2042	0.01%	364,000	361,760
763,812	SLM STUDENT LN TR		10/25/2016	1.39%	763,812	773,331
810,000	SLM STUDENT LN TR		7/25/2023	1.99%	810,000	842,470
1,218,654	SLM STUDENT LN TR		4/25/2023	1.79%	1,261,688	1,257,947
700,000	SLM STUDENT LN TR		12/15/2016	5.65%	700,000	699,999
450,000	SLM STUDENT LN TR		12/15/2016	0.01%	449,859	449,999
150,000	SLM STUDENT LN TR		12/15/2016	1.74%	150,000	150,000
1,000,000	SLM STUDENT LN TR		12/15/2016	0.01%	999,844	999,998
2,494,198	SLMA 2010 1 A		3/25/2025	0.66%	2,494,198	2,485,647
113,621	SMALL BUSINESS ADMIN		6/1/2018	6.30%	114,111	124,591
276,548	SMALL BUSINESS ADMIN PARTN CTF		8/10/2014	4.75%	276,548	292,492
900,000	SMI 2010 1A A1		1/21/2055	0.00%	900,000	900,908
421,862	SOUNDVIEW HOME EQUITY LN TR		6/25/2037	0.34%	421,862	379,066
580,000	SOUTHERN CALIF PUB PWR AUTH PW		5/15/2017	6.93%	708,186	692,572
1,500,000	SPAREBANKEN 1 BOLIGKREDI		10/25/2013	1.25%	1,498,635	1,483,236
1,000,000	STATE STR CAP TR III		1/29/2049	8.25%	1,000,000	1,016,000
12,676,283	STATE STREET BANK + TRUST CO		12/31/2030	0.19%	12,676,283	12,676,283
76,726,211	STATE STREET BANK + TRUST CO		12/31/2030	0.19%	76,726,211	76,726,211
2,719,654	STATE STREET BANK + TRUST CO		12/31/2030	0.19%	2,719,654	2,719,654
9,446,196	STATE STREET BANK + TRUST CO		12/31/2030	0.19%	9,446,196	9,446,196
205,000	STATOILHYDRO ASA		4/15/2019	5.25%	215,211	228,348
532,131	STRUCTURED ASSET MTG INVTS II		7/25/2035	0.53%	532,131	342,865
267,496	STRUCTURED ASSET SEC CORP		11/25/2033	2.73%	270,129	252,767
326,888	STRUCTURED ASSET SECS CORP		4/25/2031	3.36%	312,556	311,764

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
494,366	STRUCTURED ASSET SECS CORP		1/25/2031	3.36%	$491,373	$450,004
38,623	STRUCTURED ASSET SECS CORP		3/25/2032	6.50%	38,708	38,416
153,534	STRUCTURED ASSET SECS CORP		9/25/2033	5.50%	154,062	154,120
500,000	STUDENT LN CONSLDTN CTR		3/1/2042	1.00%	455,000	452,150
400,000	STUDENT LN CONSLDTN CTR		7/1/2042	1.00%	367,063	361,720
500,000	STUDENT LN CONSLDTN CTR		3/1/2042	1.00%	455,000	452,150
313,000	SUNCOR ENERGY INC		6/1/2018	6.10%	322,446	359,882
400,000	SVB FINANCIAL GROUP		9/15/2020	5.38%	397,200	384,632
300,000	SWEDISH HOUSING FIN CORP		3/23/2012	3.13%	310,832	308,545
180,213	SYSTEMS 2001 A T LLC		12/15/2011	7.16%	188,863	187,421
350,000	TALISMAN ENERGY		6/1/2019	7.75%	415,143	432,093
205,000	TCI COMMUNICATIONS INC		8/1/2015	8.75%	263,310	252,332
345,000	TEACHERS INSUR + ANNUITY		12/16/2039	6.85%	344,562	403,651
50,000	TELE COMMUNICATIONS INC		8/1/2013	7.88%	57,732	57,172
225,000	TELECOM ITALIA CAPITAL		9/30/2014	4.95%	221,374	230,522
500,000	TELEFONICA EMISIONES S A U		6/20/2016	6.42%	500,000	546,496
275,000	TELEFONICA SA		7/15/2019	5.88%	275,000	280,982
330,000	TELEFONOS DE MEXICO SAB		11/15/2019	5.50%	329,119	348,370
300,000	TENNESSEE VALLEY AUTHORITY		9/15/2060	4.63%	296,079	280,606
390,000	TIME WARNER CABLE INC		7/1/2013	6.20%	389,173	433,146
180,000	TIME WARNER CABLE INC		5/1/2017	5.85%	171,437	200,844
700,000	TORONTO DOMINION BANK		7/29/2015	2.20%	699,013	688,575
595,000	TOTAL CAPITAL SA		3/15/2016	2.30%	593,536	581,235
800,000	TOYOTA MTR CR CORP MTN BK ENT		1/9/2012	3.79%	798,728	829,990
175,000	TRANSOCEAN INC		3/15/2018	6.00%	189,028	183,801
6,580,000	TREASURY BILL		4/14/2011	0.01%	6,576,878	6,577,473
6,590,000	TREASURY BILL		4/21/2011	0.01%	6,586,588	6,587,331
12,010,000	TREASURY BILL		4/28/2011	0.01%	12,003,444	12,004,740
4,318,376	TSY INFL IX N/B		4/15/2015	0.50%	4,449,914	4,414,192
145,000	TURNER BROADCASTING SYS INC		7/1/2013	8.38%	133,400	166,589
375,000	UBS AG STAMFORD BRH MEDIUM		4/25/2018	5.75%	425,749	407,524
1,600,000	ULTRA LONG US TREAS BOND FTRS		3/22/2011	n/a	–	–
(1,400,000)	ULTRA LONG US TREAS BOND FTRS		3/22/2011	n/a	–	–
335,000	UNION BANCAL CORP		12/16/2013	5.25%	358,001	361,226
165,000	UNION ELEC CO		4/1/2018	6.00%	164,502	181,707
700,000	UNITED HEALTH GROUP INC		3/15/2011	5.25%	698,880	705,932
3,295,000	UNITED STATES TREAS BDS		8/15/2022	7.25%	4,602,751	4,454,428
379,572	UNITED STATES TREAS BDS		1/15/2027	2.38%	418,556	421,828
1,102,228	UNITED STATES TREAS BDS		1/15/2025	2.38%	1,246,159	1,226,573
200,000	UNITED STATES TREAS BDS		5/15/2037	5.00%	236,063	223,156
185,000	UNITED STATES TREAS BDS		8/15/2017	8.88%	247,206	256,976
1,780,000	UNITED STATES TREAS NTS		10/31/2017	1.88%	1,770,151	1,692,113
776,609	UNITED STATES TREAS NTS		7/15/2015	1.88%	850,900	841,286
1,140,000	UNITED STATES TREAS NTS		2/15/2018	3.50%	1,230,532	1,199,226

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
2,700,000	UNITED STATES TREAS NTS		1/15/2012	1.13%	$2,727,670	$2,721,622
1,210,000	UNITED STATES TREAS NTS		11/15/2016	4.63%	1,348,594	1,363,046
2,305,000	UNITED STATES TREAS NTS		2/15/2017	4.63%	2,687,953	2,595,105
840,000	UNITED STATES TREAS NTS		2/28/2011	4.50%	867,530	845,611
1,300,000	UNITED STATES TRES BD STRP PRN		5/15/2030	0.01%	646,178	550,558
300,000	UNITED STATES TRES BD STRP PRN		5/15/2021	0.01%	174,837	205,543
2,900,000	UNITED STATES TRES BD STRP PRN		5/15/2020	0.01%	1,901,115	2,104,226
1,655,000	UNITES STATES TREAS NTS		11/15/2018	3.75%	1,764,361	1,760,377
1,230,000	US CENTRAL FEDERAL CRED		10/19/2012	1.90%	1,229,213	1,255,784
(105,473)	US DOLLAR		n/a	n/a	(105,473)	(105,473)
84,681	US DOLLAR		n/a	n/a	84,681	84,681
1,099,582	US DOLLAR		n/a	n/a	1,099,582	1,099,582
3,750,000	US TREASURTY N/B		11/15/2020	2.63%	3,568,558	3,537,304
375,000	US TREASURY BDS		8/15/2023	6.25%	513,647	471,328
1,175,000	US TREASURY BDS		11/15/2021	8.00%	1,631,297	1,661,891
490,000	US TREASURY BDS		8/15/2019	8.13%	663,491	682,669
650,000	US TREASURY N B		12/31/2015	2.13%	649,971	653,453
2,625,000	US TREASURY N/B		8/15/2019	3.63%	2,909,443	2,742,306
10,900,000	US TREASURY N/B		11/30/2017	2.25%	10,641,125	10,599,400
346,000	US TREASURY N/B		5/15/2040	4.38%	365,325	347,675
650,000	US TREASURY N/B		5/31/2017	2.75%	659,953	658,277
3,057,000	US TREASURY N/B		8/15/2020	2.63%	3,062,551	2,898,180
400,000	US TREASURY N/B		8/15/2040	3.88%	362,313	368,438
465,000	US TREASURY N/B		2/15/2031	5.38%	580,158	542,815
380,000	US TREASURY N/B		2/15/2021	7.88%	525,320	530,100
500,000	US TREASURY N/B		11/15/2040	4.25%	491,608	491,875
2,200,000	US TREASURY N/B		10/31/2016	3.13%	2,249,630	2,294,875
755,000	US TREASURY N/B		11/30/2015	1.38%	746,597	733,707
1,030,000	US TREASURY N/B		1/31/2014	1.75%	1,026,818	1,051,566
1,995,000	US TREASURY N/B		3/31/2011	0.88%	1,994,440	1,998,274
3,215,000	US TREASURY N/B		3/31/2017	3.25%	3,484,926	3,357,666
2,045,000	US TREASURY N/B		5/15/2020	3.50%	2,075,074	2,094,857
1,315,000	US TREASURY N/B		5/31/2012	0.75%	1,320,495	1,321,273
985,000	US TREASURY N/B		5/31/2017	2.75%	1,022,891	997,543
2,625,000	US TREASURY N/B		6/30/2012	0.63%	2,632,529	2,632,796
2,925,000	US TREASURY N/B		8/15/2019	3.63%	3,116,671	3,055,712
2,475,000	US TREASURY N/B		8/31/2014	2.38%	2,613,455	2,563,947
4,350,000	US TREASURY N/B		8/31/2011	1.00%	4,361,824	4,371,920
170,000	US TREASURY N/B		9/30/2016	3.00%	183,932	176,309
1,390,000	US TREASURY N/B		10/31/2014	2.38%	1,417,395	1,438,758
80,000	US TREASURY N/B		12/31/2011	1.00%	80,175	80,522
3,395,000	US TREASURY N/B		12/31/2016	3.25%	3,683,070	3,556,263
2,325,000	US TREASURY N/B		1/31/2015	2.25%	2,436,321	2,386,757
660,000	US TREASURY N/B		5/15/2018	3.88%	694,134	710,119

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Underlying Portfolio (continued)
1,094,724	US TREASURY NTS		7/15/2012	3.00%	$1,164,306	$1,162,803
2,100,000	US TREASURY SEC.		4/30/2011	0.88%	2,098,298	2,104,759
275,000	VALERO ENERGY CORP		2/1/2020	6.13%	306,818	292,068
475,000	VALERO ENERGY CORP		2/1/2015	4.50%	478,985	494,022
175,000	VALERO ENERGY CORP		6/15/2017	6.13%	196,919	188,647
20,000	VANGUARD TOTAL BOND MARKET ETF		n/a	n/a	1,574,212	1,605,400
245,000	VIRGINIA ELEC + PWR CO		9/15/2017	5.95%	283,120	281,620
865,000	VODAFONE GROUP PLC		6/10/2014	4.15%	864,420	909,271
30,000	VODAFONE GROUP PLC		12/16/2013	5.00%	29,303	32,658
762,677	WACHOVIA BK COML MTG TR		7/15/2045	5.62%	783,144	773,945
2,000,000	WACHOVIA BK COML MTG TR		10/15/2044	5.20%	1,986,094	2,161,572
390,000	WACHOVIA BK COML MTG TR		10/15/2048	5.68%	415,487	405,415
295,000	WACHOVIA CORPORATION		8/1/2026	7.57%	294,631	336,978
1,000,000	WAMU MTG PASS THROUGH CTFS		9/25/2035	2.77%	979,961	799,197
4,663	WASHINGTON MUT MTG SECS CORP		2/25/2033	2.72%	4,740	4,361
75,000	WEA FIN LLC/WCI FIN LLC		10/1/2012	5.40%	72,671	79,509
250,000	WEA FINANCE/WT FIN AUST		6/2/2014	7.50%	247,450	283,740
475,000	WELLPOINT INC		1/15/2011	5.00%	474,207	475,501
180,000	WELLPOINT INC		8/1/2012	6.80%	182,727	195,485
15,938	WELLS FARGO MTG BACKED SECS		7/25/2034	2.91%	15,963	16,378
500,000	WEST CORP FED CRED UNION		11/2/2012	1.75%	499,375	509,042
2,000,000	WESTPAC BKG CORP		12/16/2011	3.25%	2,077,250	2,049,780
16,880,000	WI TREASURY N/B		12/15/2013	0.75%	16,828,909	16,760,000
1,515,000	WI TREASURY N/B		7/31/2014	2.63%	1,545,419	1,584,476
3,070,000	WI TREASURY N/B		10/31/2011	1.00%	3,087,748	3,087,987
1,750,000	WI TREASURY NB		11/30/2014	2.13%	1,816,324	1,792,656
2,040,000	WI TREASURY NB		11/30/2011	0.75%	2,049,097	2,048,048
615,000	WI TREASURY SEC		7/31/2017	2.38%	608,273	606,928
701,981	WI TREASURY SEC		7/15/2020	1.25%	757,789	718,763
3,320,000	WI TREASURY SEC		2/28/2015	2.38%	3,400,749	3,421,692
330,000	WI TREASURY SEC		8/15/2013	0.75%	329,639	329,330
280,000	WI TREASURY SEC		9/15/2013	0.75%	280,155	279,103
2,620,000	WI TREASURY SEC		2/15/2013	1.38%	2,668,716	2,659,504
455,000	WISCONSIN ST GEN REV		5/1/2013	4.80%	453,444	485,976
140,000	WISCONSIN ST GEN REV		5/1/2018	5.20%	143,892	147,844

	Total Synthetic Guaranteed Investment Contracts				818,015,130	825,610,424

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
		Issuer				Investments
Face Amount or Number of	Identity of Issue and	Moody’s/	Maturity	Rate of	Investments	at Current
Shares/Units(c)	Description of Investment(b)	S&P Rating	Date(c)	Interest(c)	at Cost(d)	Value(e)

Stable Value Fund
Synthetic Guaranteed Investment Contracts
Collective Trust Funds
	WELLS FARGO SYNTHETIC
1,731,389	STABLE VALUE FUND		n/a	n/a	$20,000,000	$35,075,737
	WELLS FARGO
4,062,584	STABLE RETURN FUND G		n/a	n/a	193,175,148	194,301,223
	Total Stable Value Fund				1,031,190,279	1,054,987,384

Participant loans
	Participant loans			4.25%	111,259,429	111,259,429

					$4,531,410,058	$5,664,281,783

*Indicates a party-in-interest to the Plan.

The sum of the amounts in the columns may not equal the total amounts due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 21, 2011
	By	/s/ Douglas A. Scovanner
Douglas A. Scovanner
Chief Financial Officer,
On behalf of Target Corporation as Plan Administrator